                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                SSE Telecom, Inc.
                                -----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  784652 10 9
                                 --------------
                                 (CUSIP Number)



                             Martine Funston, Esq.
                                 Legal Counsel
                             Alcatel Telspace, S.A.
                                5 rue Noel PONS
                              92734 NANTERRE Cedex
                                     FRANCE

                  --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                              September 6, 1996
             ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
[ ]

Check the following box if a fee is being paid with this statement:  [x]

CUSIP NO.    784652 10 9
          ---------------------
- ----------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Alcatel Telspace, S.A.
- ----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                    (a)      [ ]
                                                                    (b)      [X]
- ----------------------------------------------------------------------------------------------
3.       SEC Use Only


- ----------------------------------------------------------------------------------------------
4.       Source of Funds

         WC
- ----------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
                                                                             [ ]

- ----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

          France
- ----------------------------------------------------------------------------------------------
Number of                         7.       Sole Voting Power
Shares                                     925,000
Beneficially                               ---------------------------------------------------
Owned by                          8.       Shared Voting Power
Each Reporting                               -0-
Person With                                ---------------------------------------------------
                                  9.       Sole Dispositive Power
                                           925,000
                                           ---------------------------------------------------
                                  10.      Shared Dispositive Power
                                              -0-
- ----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

          925,000
- ----------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

- ----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         14.32%
- ----------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
- ----------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of SSE Telecom, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8230 Leesburg Pike, Suite 710, Vienna, Virginia 22182.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Alcatel Telspace, a societe anonyme organized under the laws of France ("Alcatel"), in connection with Alcatel's acquisition of (a) 625,000 shares of Common Stock (the "Stock"), and (b) a warrant exercisable for 300,000 additional shares of Common Stock (the "Warrant"). The address of Alcatel's principal business and the address of Alcatel's principal office is 5 rue Noel PONS, 92734 NANTERRE Cedex, France. Alcatel's principal business is the design, manufacture, assembly and sale of satellite and microwave telecommunications systems. During the last five years, Alcatel has, to its knowledge, neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Alcatel was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Alcatel paid cash, in an aggregate amount of $7,826,510.00, for the Stock and the Warrant and the source of the cash was the working capital of Alcatel.


ITEM  4.  PURPOSE OF TRANSACTION

         Alcatel acquired the Stock and the Warrant for general investment purposes. Alcatel intends to review on a continuing basis its investment in the Company. See Item 6 below, which is incorporated herein by reference, for a description of certain board representation and observation rights granted to Alcatel. As of the date of this Schedule 13D, no determination has been made by Alcatel to acquire additional securities of the Company, to dispose of any of the shares of the Stock that Alcatel currently owns, to transfer the Warrant, in whole or part, or to exercise the Warrant, in whole or part, although it reserves the right to decide to take any of such actions in the future. Any such determination will depend on market conditions prevailing from time to time, and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Alcatel currently owns 625,000 shares of Common Stock and the Warrant represents the right to purchase 300,000 additional shares of Common Stock at any time prior to September 6, 1999. The 925,000 shares of Common Stock reported as beneficially owned by Alcatel represents, as of the date hereof, approximately 14.32% of the issued and outstanding shares of Common Stock.

         (b) Alcatel has sole voting power of all of the shares of Common Stock that it currently owns and, except for the limitations set forth in the Stockholder Agreement (as defined in Item 6 below and incorporated herein by reference), Alcatel has sole disposition power of all of the shares of Common Stock that it currently owns.

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         On September 6, 1996, the Company and Alcatel executed a Stock Purchase and Investment Agreement (the "Investment Agreement") pursuant to which the Company granted Alcatel, subject to the limitations set forth in such agreement, certain pre-emptive rights with respect to future sales by the Company of any shares of, or securities convertible into or exchangeable for any shares of, any class of capital stock of the Company.

         On September 6, 1996, the Company and Alcatel executed a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Company granted Alcatel, subject to the limitations set forth in such agreement, certain demand, piggy-back and Form S-3 registration rights with respect to the Stock and the shares of Common Stock issuable upon exercise of the Warrant.

         On September 6, 1996, the Company, Alcatel and certain other stockholders of the Company executed a Stockholder Agreement (the "Stockholder Agreement") pursuant to which the parties thereto granted to each other, subject to the limitations set forth in such agreement, certain rights of first refusal and certain co-sale rights with respect to future sales or transfers of certain capital stock or securities issued by the Company (including, but not limited to, the Common Stock) which are owned, now or hereafter, by the parties thereto. In addition, the Company granted to Alcatel, subject to the limitations set forth in the Stockholder Agreement, the ability to designate an individual (the "Alcatel Designee") for nomination to the Company's board of directors (the "Board") and the parties thereto agreed, subject to the limitations set forth in such agreement, to use their best efforts to cause the Alcatel Designee to be elected to the Board, including, but not limited to, voting any capital stock or securities issued by the Company which are owned, now or hereafter, by the parties thereto in favor of the Alcatel Designee. In the event that an Alcatel Designee is not serving on the Board, then Alcatel shall have, subject to the limitations set forth in the Stockholder Agreement, certain observation rights of the Board and its proceedings.

         On September 6, 1996, the Company, Alcatel and certain other stockholders of the Company executed a Voting Agreement (the "Voting Agreement") pursuant to which the parties thereto agreed, subject to the limitations set forth in such agreement, to use their best efforts to cause the Alcatel Designee to be elected to the Board, including, but not limited to, voting any capital stock or securities issued by the Company which are owned, now or hereafter, by the parties thereto in favor of the Alcatel Designee.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit Number                    Description
         --------------                    -----------
                 1.                        Investment Agreement
                 2.                        Registration Rights Agreement
                 3.                        Stockholder Agreement
                 4.                        Voting Agreement

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 6, 1996


                                     ALCATEL TELSPACE, S.A.



                                     By: /s/ Jerome de Vitry
                                        ------------------------------------
                                        Jerome de Vitry
                                        Director of R & D Product Management
                                        Attorney-in-Fact

================================================================================


                    STOCK PURCHASE AND INVESTMENT AGREEMENT


                                 BY AND BETWEEN


                             ALCATEL TELSPACE, S.A.


                                      AND


                               SSE TELECOM, INC.


                         Dated as of September 6, 1996


================================================================================

                              TABLE OF CONTENTS


                                                             ARTICLE I

                                                            DEFINITIONS

SECTION 1.1      Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1



                                                            ARTICLE II

                                                    ISSUANCE AND SALE OF STOCK
                                                            AND WARRANT

SECTION 2.1      Description of Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
SECTION 2.2      Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9


                                                            ARTICLE III

                                           REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 3.1      Organization, Good Standing and Qualification  . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
SECTION 3.2      Due Authorization, Execution and Delivery  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
SECTION 3.3      Capitalization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
SECTION 3.4      Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
SECTION 3.5      Consents; No Conflict  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
SECTION 3.6      SEC Filings; Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
SECTION 3.7      Property and Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
SECTION 3.8      Tax Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
SECTION 3.9      Business Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
SECTION 3.10     Employee and Consultant Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
SECTION 3.11     Litigation and Claims  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
SECTION 3.12     Labor Matters, etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
SECTION 3.13     Intellectual Property Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
SECTION 3.14     Compliance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
SECTION 3.15     Employee Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
SECTION 3.16     Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
SECTION 3.17     Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
SECTION 3.18     Offer or Sale of Shares and Warrant  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
SECTION 3.19     Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
SECTION 3.20     Transactions With Directors, Officers, Employees and Affiliates  . . . . . . . . . . . . . . . . . .  19
SECTION 3.21     Echostar Investment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
SECTION 3.22     Disclosure.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

                                                            ARTICLE IV

                                          REPRESENTATIONS AND WARRANTIES OF THE PURCHASER


SECTION 4.1      Organization and Authority of the Purchaser  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
SECTION 4.2      Due Authorization, Execution and Delivery  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
SECTION 4.3      Consents; No Conflict  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
SECTION 4.4      Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
SECTION 4.5      Purchase Entirely for Own Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
SECTION 4.6      Investment Experience  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
SECTION 4.7      Restricted Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
SECTION 4.8      Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22


                                                            ARTICLE V

                                                     ADDITIONAL AGREEMENTS

SECTION 5.1      Limitations on Disposition of Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
SECTION 5.2      Legends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
SECTION 5.3      Proceeds of Sale of Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
SECTION 5.4      Echostar Situation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
SECTION 5.5      Delivery of Budgets and Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
SECTION 5.6      Access to Business.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
SECTION 5.7      Right of First Offer.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
SECTION 5.8      Special Purchase Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
SECTION 5.9      Subsidiary Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
SECTION 5.10     Confidential Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
SECTION 5.11     Advice of Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
SECTION 5.12     Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26


                                                           ARTICLE VI

                                            CONDITIONS TO OBLIGATIONS OF THE PURCHASER

SECTION 6.1      Accuracy of Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 6.2      Performance of Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 6.3      Bring-Down Certificate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 6.4      Corporate Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 6.5      Opinion of Company Counsel.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 6.6      No Material Adverse Change . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 6.7      No Adverse Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 6.8      Other Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 6.9      Consents and Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 6.10     Closing Under Selling Stockholder Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 6.11     Execution of Transaction Documents and Warrant.  . . . . . . . . . . . . . . . . . . . . . . . . . .  28

                                                            ARTICLE VII

                                             CONDITIONS TO OBLIGATIONS OF THE COMPANY

SECTION 7.1      Accuracy of Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
SECTION 7.2      Performance of Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 7.3      Bring-Down Certificate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 7.4      Purchaser's Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 7.5      No Adverse Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 7.6      Other Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 7.7      Consents and Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30


                                                           ARTICLE VIII

                                                         INDEMNIFICATION

SECTION 8.1      Survival . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
SECTION 8.2      Indemnification by the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
SECTION 8.3      Indemnification by the Purchaser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
SECTION 8.4      Method of Asserting Claims . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
SECTION 8.5      Continued Liability for Indemnity Claims . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
SECTION 8.6      Limitations on Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
SECTION 8.7      Exclusive Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
SECTION 8.8      Time Limits on Claims  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34


                                                            ARTICLE IX

                                                           TERMINATION


SECTION 9.1      Grounds for Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
SECTION 9.2      Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
SECTION 9.3      Termination for Breach.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35


                                                            ARTICLE X

                                                          MISCELLANEOUS

SECTION 10.1     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
SECTION 10.2     Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
SECTION 10.3     Public Announcements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
SECTION 10.4     Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
SECTION 10.5     Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
SECTION 10.6     Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

SECTION 10.7     Benefits and Binding Effect  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
SECTION 10.8     Captions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
SECTION 10.9     Exhibits and Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
SECTION 10.10    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
SECTION 10.11    Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
SECTION 10.12    Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
SECTION 10.13    No Third Party Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

                    STOCK PURCHASE AND INVESTMENT AGREEMENT


         THIS STOCK PURCHASE AND INVESTMENT AGREEMENT (the "Agreement") is made as of September 6, 1996, by and between SSE TELECOM, INC., a Delaware corporation (the "Company"), and ALCATEL TELSPACE, a societe anonyme organized under the laws of France (the "Purchaser").


                              W I T N E S S E T H:

         WHEREAS, the Company and its subsidiaries are engaged in the business of manufacturing and selling satellite telecommunication equipment; and

         WHEREAS, shares of the common stock of the Company are publicly traded on the NASDAQ Exchange; and

         WHEREAS, the Purchaser desires to purchase an aggregate of 625,000 shares of the common stock of the Company, 525,000 of which the Purchaser desires to purchase from the Company and 100,000 of which the Purchaser desires to purchase from certain existing stockholders of the Company (the "Selling Stockholders"); and

         WHEREAS, the Company desires to issue and sell 525,000 shares of the common stock of the Company to the Purchaser on the terms and conditions set forth in this Agreement; and

         WHEREAS, simultaneously with the closing under this Agreement, the Purchaser will purchase 100,000 shares of the common stock of the Company from the Selling Stockholders pursuant to the terms of that certain Stock Purchase Agreement dated September 6, 1996 (the "Selling Stockholder Agreement").

         NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein and of the mutual benefits to be derived herefrom, and intending to be legally bound, the parties hereto agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

         SECTION 1.1 Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

         "Affiliate" of a Person means a Person that directly or indirectly through one or more intermediates, controls, is controlled by, or is under common control with, the first Person.

         "Assets" of a Person means all rights, titles and interests in, to and under all of the properties, assets, rights, claims and Contracts of every kind, character and description owned or held by such Person, whether real, personal or mixed, tangible or intangible (including goodwill), and whether now owned or hereafter acquired, including, without limitation, all assets reflected on the financial statements of such Person, as the same may exist on the Closing Date.

         "Agreement" has the meaning set forth in the introductory paragraph hereof.

         "Benefit Plan" means any Plan established by the Company or any of its Subsidiaries, or any predecessor or Affiliate of the Company or any of its Subsidiaries, existing at the Closing or prior thereto, to which the Company or any of its Subsidiaries contribute or have contributed on behalf of any present or former Employee, officer, director, independent contractor or consultant (in each case rendering services to the Company or any of its Subsidiaries) or under which any such individual or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

         "Board of Arbitration" has the meaning set forth in Section 8.4(c).

         "Business" means the business and activities currently conducted by the Company and its Subsidiaries and such business and activities as are conducted at any time hereafter.

         "Business Day" means any day which is not a Saturday, Sunday or legal holiday in New York, New York or Paris, France.

         "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations promulgated thereunder.

         "CERCLIS" means the Comprehensive Environmental Response and Liability Information System, as provided for by 40 C.F.R. Section 300.5.

         "Claim Notice Period" has the meaning set forth in Section 8.4(b).

         "Closing" has the meaning set forth in Section 2.2.

         "Closing Date" has the meaning set forth in Section 2.2.

         "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

         "Commercial Agreement" means that certain Joint Product Identification and Supply Agreement to be entered into between the Company and the Purchaser in the form of Exhibit A hereto.

         "Common Stock" means the authorized common stock of the Company, par value $.01 per share, whether or not issued and outstanding.

         "Company" has the meaning set forth in the introductory paragraph hereof.

         "Contracts" means all contracts, agreements, license agreements, leases, assignments, purchase agreements, indentures, mortgages, instruments of indebtedness, security agreements, guaranties, purchase orders, sales orders, and distribution agreements.

         "Control" (whether or not capitalized) means, with respect to a Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person whether through the ownership of voting securities, by Contract or otherwise and, in any event, and without limitation of the foregoing, any Person fifty percent (50%) or more of whose voting securities are owned by another Person shall be deemed to be controlled that Person.

         "Echostar" has the meaning set forth in Section 3.21.

         "Echostar Debenture" has the meaning set forth in Section 3.21.

         "Echostar Letter" has the meaning set forth in Section 3.21.

         "Echostar Stock" has the meaning set forth in Section 3.21.

         "Employee" means each full time employee of the Company or any of its Subsidiaries.

         "Environmental Law" means all Laws and Orders concerning pollution or protection of the environment, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, groundwater, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes including, without limitation, CERCLA, the Resource Conservation and Recovery Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, and the Occupational Safety and Health Act, as amended, and similar state and local laws, rules and regulations.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Financial Investor" means a Person meeting the requirements of Rule 13d-1(b)(1)(i) under the Exchange Act.

         "Financial Statements" has the meaning set forth in Section 3.6.

         "First Offer Notice" has the meaning set forth in Section 5.7(a).

         "GAAP" means generally accepted accounting principles, consistently applied.

         "Governmental Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

         "Hazardous Materials" means (i) any petroleum or petroleum products, flammable or explosive materials, radioactive materials, asbestos in any form that is friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs), (ii) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law, and (iii) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental Authority under any Environmental Law.

         "Income Taxes" means all Taxes relating to income, profits, gross receipts, net worth or capital.

         "Indemnified Party" means any Person claiming indemnification under any provision of Article VIII.

         "Indemnifying Party" means any Person against whom a claim for indemnification is being asserted under any provision of Article VIII.

         "Indemnity Notice" has the meaning set forth in Section 8.4(b).

         "Indemnity Response Period" has the meaning set forth in Section
8.4(b).

         "Intellectual Property" means all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

         "IRS" means the United States Internal Revenue Service.

         "June Balance Sheet" has the meaning set forth in Section 3.6(c).

         "Knowledge of the Company" means the actual knowledge of any of the officers or directors of the Company or any of its Subsidiaries.

         "Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.

         "Liabilities" means all indebtedness, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or whether due or to become due).

         "Licenses" means all licenses, permits, certificates of authority, variances, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental Authority.

         "Liens" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, rights of others or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract to give any of the foregoing.

         "Losses" means any and all damages, fines, costs, fees, penalties, deficiencies, losses, amounts paid in settlement and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

         "Multiemployer Plan" has the meaning set forth in Section 3.15(h).

         "NPL" means the National Priorities List under CERCLA.

         "New Securities" means any shares of, or securities convertible into or exchangeable for any shares of, any class of the capital stock of the Company, provided that such term does not include: (i) the Stock, (ii) securities issued pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets of such entity, or other reorganization whereby the Company, following such transaction, owns not less than a majority of the voting power of such entity, (iii) shares of Common Stock, or options to purchase shares of Common Stock (and the shares of Common Stock issuable upon exercise of such options), in each case issued pursuant to any arrangement approved by the Board of Directors of the Company to employees, officers, directors or consultants of the Company or any of its Subsidiaries, (iv) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization of the Company, (v) shares of Common Stock issued upon the exercise of warrants, options or convertible securities if the issuance of such warrants, options or convertible securities was subject to the right of first offer granted under Section 5.7 or occurred prior to the date of this Agreement and shares of Common Stock issued upon the exercise of the Warrant, or (vi) securities sold by the Company to the public in an offering pursuant to a registration statement filed with the SEC under the Securities Act, provided that the exception in this clause (vi) shall apply in the case of an underwritten public offering only if the managing underwriter of such offering advises the Company in writing that in its good faith judgment the purchase right of the Purchaser in connection with such offering would be incompatible with the success of the offering.

         "Order" means any writ, judgment, decree, injunction, charge or similar order of any Governmental Authority (in each such case whether preliminary or final).

         "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice.

         "PBGC" means the Pension Benefit Guaranty Corporation established under ERISA.

         "Pension Benefit Plan" means each Benefit Plan which is a pension benefit plan within the meaning of Section 3(2) of ERISA.

         "Permitted Lien" means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings, (ii) any statutory Lien arising in the Ordinary Course of Business by operation of Law with respect to a Liability that is not yet due or delinquent, (iii) any minor imperfection of title or recorded easements, covenants or other restrictions which individually or in the aggregate with other such items would not have a material adverse effect on the Business, and (iv) mortgages and security interests securing the repayment of borrowed money entered into by the Company or any of its Subsidiaries in the Ordinary Course of Business, the terms of which have not been breached or violated by the Company or any of its Subsidiaries.

         "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, limited liability company, joint venture, other business organization, trust, union, association or Governmental Authority.

         "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, separation, unemployment or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to, any "employee benefit plan" as defined in Section 3(3) of ERISA.

         "Purchase Price" has the meaning set forth in Section 2.1(a).

         "Purchaser" has the meaning set forth in the introductory paragraph hereof.

         "Purchaser Percentage" means a fraction (i) the numerator of which is the total number of shares of Common Stock owned by the Purchaser, and (ii) the denominator of which is the total number of shares of Common Stock outstanding at the time the First Offer Notice is given (in each case assuming the conversion of all shares, if any, convertible into Common Stock).

         "Registration Rights Agreement" means the Registration Rights Agreement to be entered into by the Company and the Purchaser in the form of Exhibit B hereto.

         "Restricted Investor" means any Person, other than a Financial Investor or any Selling Stockholder, who proposes to acquire Voting Stock if either (i) such Person owns ten percent (10%) or more of the Total Voting Power of the Company prior to such acquisition, or (ii) as a result of such acquisition, such Person would own ten percent (10%) or more of the Total Voting Power of the Company immediately following such acquisition.

         "Rule 144" has the meaning set forth in Section 4.7.

         "Rules of Arbitration" has the meaning set forth in Section 8.4(c).

         "SEC" means the Securities and Exchange Commission.

         "SEC Reports" has the meaning set forth in Section 3.6(a).

         "Securities Act" means the Securities Act of 1933, as amended.

         "Selling Stockholder" means any individual stockholder of the Company that is a party to the Selling Stockholder Agreement.

         "Selling Stockholder Agreement" has the meaning set forth in the last recital hereof.

         "Stock" means all shares of Common Stock to be issued and sold by the Company to the Purchaser hereunder.

         "Stockholder Agreement" means the Stockholder Agreement to be entered into by the Company and certain stockholders of the Company in the form of Exhibit C hereto.

         "Subsidiary" of a Person means a Person that is, directly or indirectly, through one or more intermediates controlled by the first Person.

         "Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

         "Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section
59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

         "Third Party Claim" has the meaning set forth in Section 8.4(a).

         "Third Party Claim Notice" has the meaning set forth in Section
8.4(a).

         "Third Party Claim Notice Period" has the meaning set forth in Section 8.4(a).

         "Third Party Claim Response Period" has the meaning set forth in
Section 8.4(a).

         "Total Voting Power of the Company" means the total number of votes which may be cast in the election of directors of the Company at any meeting of the stockholders of the Company if all securities entitled to vote in the election of directors of the Company were present and voted at such meeting (other than votes that may be cast only upon the occurrence of a contingency).

         "Transaction Documents" means, collectively, the Stockholder Agreement, the Registration Rights Agreement, the Commercial Agreement and the Voting Agreement.

         "Treasury Regulations" means the regulations prescribed under the Code.

         "Voting Agreement" means the Voting Agreement to be entered into by the Company, the Purchaser and certain other stockholders of the Company in the form of Exhibit D hereto.

         "Voting Stock" means the Common Stock and any other capital stock or securities issued by the Company having the ordinary power to vote in the election of directors of the Company (other than such capital stock or securities having such power only on the occurrence of a contingency).

         "Voting Stock Notice" has the meaning set forth in Section 5.8(b).

         "Warrant" has the meaning set forth in Section 2.1(b).

         "Warrant Price" has the meaning set forth in Section 2.1(b).


                                   ARTICLE II

                           ISSUANCE AND SALE OF STOCK
                                  AND WARRANT

         SECTION 2.1  Description of Transactions.

                 (a) Stock Transaction. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing, and the Company agrees to sell and issue to the Purchaser at the Closing, 525,000 shares of the authorized and unissued Common Stock of the Company for a purchase price of US $12.86 per share, and for an aggregate purchase price of US $6,751,500.00 (the "Purchase Price"), payable in cash. At the Closing, the Company shall deliver to the Purchaser a certificate representing the Stock purchased by the Purchaser, free and clear of all Liens, duly executed by the appropriate officers of the Company and bearing or accompanied by all requisite stock transfer stamps, and the Purchaser shall pay to the Company the Purchase Price by wire transfer of immediately available funds to the account designated by the Company at least one Business Day prior to the Closing Date or, if no such account is designated, by bank or certified check.

                 (b) Warrant Transaction. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing, and the Company agrees to sell and issue to the Purchaser at the Closing, a Warrant in the form of Exhibit E hereto (the "Warrant") for a purchase price of US $10 (the "Warrant Price"). At the Closing, the Company shall deliver to the Purchaser the Warrant, free and clear of all Liens, duly executed by the appropriate officers of the Company, and the Purchaser shall pay to the Company the Warrant Price by wire transfer of immediately available funds to the account designated by the Company at least one Business Day prior to the Closing Date or, if no such account is designated, by bank or certified check.

                 (c) Other Transactions. Subject to the terms and conditions of this Agreement, at the Closing the Company shall execute and deliver the Transaction Documents.

         SECTION 2.2 Closing. The purchase and sale of the Stock and the Warrant (the "Closing") shall take place at the offices of Moore & Van Allen, PLLC, NationsBank Corporate Center, 100 North Tryon Street, Floor 47, Charlotte, North Carolina, 28202-4003, at 9:00 a.m., on the third Business Day following the fulfillment or waiver of the conditions precedent referred to in Articles VI and VII hereof or at such other time and place as the Company and the Purchaser mutually agree upon in writing (the "Closing Date").


                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to the Purchaser as follows:

         SECTION 3.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation and has all requisite corporate power and authority to carry on its Business as now conducted and as proposed to be conducted by it, to own the Assets owned by it and to lease the Assets held by it under lease. Each of the Company and its Subsidiaries is duly qualified to transact business and is in good standing in each jurisdiction where the character of the Assets it owns, leases or operates, or the conduct of its Business, requires such qualification, other than in any jurisdiction where the failure to so qualify would not have a material adverse effect on its Business. The Company has the corporate power and authority to enter into and perform its obligations under this Agreement, the Warrant and the Transaction Documents.

         SECTION 3.2 Due Authorization, Execution and Delivery. The execution, delivery and performance of this Agreement, the Warrant and the Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby by the Company have been duly authorized by all necessary corporate action on the part of the

Company. This Agreement has been, and at Closing the Warrant and the Transaction Documents will be, duly executed and delivered by the Company. This Agreement constitutes, and the Warrant, the Transaction Documents and all other instruments and documents to be executed and delivered by the Company hereunder will, when executed and delivered, constitute, the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

         SECTION 3.3  Capitalization.

                 (a) Authorized and Issued Capital Stock of the Company. The authorized capital stock of the Company consists, and will consist as of the Closing, of 10,000,000 shares of Common Stock, and 5,933,421 shares of Common Stock have been duly and validly issued, are fully-paid and nonassessable and are the only issued and outstanding shares of capital stock of the Company. Each Selling Stockholder owns beneficially and of record the number of shares of Common Stock described on Schedule 3.3(a). Schedule 3.3(a) also sets forth the number of shares of Common Stock held in the treasury of the Company immediately prior to the Closing under this Agreement.

                 (b) Authorized and Issued Capital Stock of Subsidiaries. The authorized capital stock of each Subsidiary of the Company consists, and will consist as of Closing, of the number and class of shares set forth beside the name of such Subsidiary on Schedule 3.3(b). The issued and outstanding shares of capital stock of each Subsidiary of the Company shown beside the name of such Subsidiary on Schedule 3.3(b) have been validly issued, are fully paid and non-assessable and are the only issued and outstanding shares of capital stock of such Subsidiary. All issued and outstanding shares of capital stock of each Subsidiary are owned beneficially and of record by the Company.

                 (c) Stock Rights. Except as set forth on Schedule 3.3(c), (i) there are no outstanding subscriptions, options, warrants, rights (including conversion or preemptive rights) or Contracts, orally or in writing, obligating the Company or any of its Subsidiaries, contingently or otherwise, to issue or sell, or cause to be issued or sold, any shares of capital stock or other equity interest, or any securities convertible into or exchangeable for capital stock or other equity interest, in the Company or any of its Subsidiaries, (ii) there are no outstanding rights or Contracts, orally or in writing, obligating the Company or any of its Subsidiaries, contingently or otherwise, to purchase or redeem, or cause to be purchased or redeemed, any shares of capital stock or other equity interest, or any securities convertible into or exchangeable for capital stock or other equity interest, in the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any Contract or understanding, oral or written, and, to the Knowledge of the Company, there is no Contract or understanding, oral or written, between any Persons, which affects or relates to the voting or giving of written consents with respect to any security of the Company or any of its Subsidiaries or by a director of the Company or any of its Subsidiaries other than the Voting Agreement and the Stockholder Agreement.

                 (d) Valid Issuance of Stock and Warrant. The Stock has been duly and validly authorized and, when issued, sold and delivered by the Company to the Purchaser in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully-paid and nonassessable, free and clear of any preemptive right or other right to acquire and free and clear of all Liens. The Common Stock issuable upon exercise of the Warrant has been duly and validly reserved by the Company. The Common Stock issuable upon exercise of the Warrant has been duly authorized and, when issued in compliance with the terms of the Warrant, will be duly and validly issued, fully paid and nonassessable, free and clear of any preemptive right or other right to acquire and free and clear of all Liens. The Stock, Warrant and the Common Stock issuable upon the exercise of the Warrant will be issued to the Purchaser by the Company hereunder or thereunder in compliance with all applicable federal and state securities Laws.

                 (e) No Preemptive Rights. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not (i) give rise to or result in any preemptive rights, rights of first refusal or other rights to acquire any shares of capital stock or other equity interest, or any securities convertible into or exchangeable for capital stock or other equity interest, in the Company or any of its Subsidiaries, in favor of any Person, or (ii) result in any anti-dilution adjustment pursuant to any outstanding security, warrant, option or other Contract of the Company or any of its Subsidiaries.

                 (f) Registration Rights. Except as set forth on Schedule 3.3(f), neither the Company nor any of its Subsidiaries (i) has granted any registration rights, including piggyback rights, to any Person which are currently outstanding, or agreed to grant any such rights to any Person subsequent to the date hereof, or (ii) is otherwise under any obligation to register on behalf of any Person any of its securities pursuant to any Law applicable to the sale, exchange or issuance of securities including without limitation the Securities Act.

         SECTION 3.4 Subsidiaries. Except as set forth on Schedule 3.4 hereof and except for the capital stock of the Subsidiaries of the Company owned by the Company as set forth on Schedule 3.3(b), neither the Company nor any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or other equity interest, or any securities convertible into or exchangeable for capital stock or other equity interest, in any Person or has a commitment to contribute to the capital of, make loans to, or share in the profits or losses of, any other Person.

         SECTION 3.5 Consents; No Conflict. The Company is not required to obtain the consent, authorization or approval of any Person, or License from any Governmental Authority, as a condition to the consummation of this Agreement, the Warrant or the Transaction Documents by the Company. The execution and delivery of this Agreement, the

Warrant and the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not conflict with, result in the termination of, contravene or constitute a default under, or be an event which with the giving of notice or passage of time or both will become a default under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any material Lien or loss of any rights with respect to the Company pursuant to any of the terms, conditions or provisions of or under, any applicable Law, the certificate of incorporation or by-laws of the Company, or any Contract to which the Company is a party or which is otherwise binding upon the Company or to which the Assets of the Company are subject.

         SECTION 3.6  SEC Filings; Financial Statements.

                 (a)      SEC Filings.  Each of the Company and its
         Subsidiaries has filed all forms, reports and documents required to be filed by it with the SEC (collectively, the " SEC Reports"). As of their respective dates, the SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                 (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports (collectively, the " Financial Statements"), including any SEC Reports filed after the date hereof until the Closing, (i) complies, or when filed will comply, as to form in all material respects with the rules and regulations of the SEC with respect thereto, (ii) was, or when filed will be, prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited interim Financial Statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented, or when filed will fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim Financial Statements were, or when filed will be, subject to normal year-end audit adjustments.

                 (c) No Undisclosed Liabilities. Except for Liabilities reflected on the consolidated balance sheet of the Company and its Subsidiaries contained in the Financial Statements for the period ending as of June 29, 1996 (the " June Balance Sheet"), neither the Company nor any of its Subsidiaries has any Liabilities of a nature required to be disclosed on a consolidated balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP other than Liabilities incurred since the date of the June Balance Sheet in the Ordinary Course of Business.

                 (d) No Material Adverse Changes. Since June 29, 1996, there has not been (i) any change in the Assets, Liabilities, condition (financial or otherwise), affairs, earnings, Business, operations or prospects of the Company or any of its Subsidiaries from that reflected in the Financial Statements dated as of June 29, 1996, except changes in the Ordinary Course of Business which have not been, either individually or in the aggregate, materially adverse to the Business, (ii) any damage, destruction or loss, whether or not covered by insurance, materially adverse to the Business, (iii) any waiver by the Company or any of its Subsidiaries of a valuable right or of a material debt owed to them, (iv) any loans made by the Company or any of its Subsidiaries to their Employees, officers or directors other than advances of expenses made in the Ordinary Course of Business, (v) any declaration or payment of any dividend or other distribution of the Assets of the Company or any of its Subsidiaries or any direct or indirect redemption, purchase or acquisition of any of the securities of the Company or any of its Subsidiaries other than repurchases of Common Stock from terminated employees, consultants, officers and directors pursuant to written agreements, or (vi) to the Knowledge of the Company, any other event or condition of any character which has had a material adverse affect on the Business. Since June 29, 1996, the Company and its Subsidiaries have conducted the Business in the Ordinary Course of Business.

         SECTION 3.7  Property and Assets.

                 (a) Owned Assets. Each of the Company and its Subsidiaries holds good, marketable and indefeasible title to all of its owned Assets, free and clear of all Liens except Permitted Liens.

                 (b) Leased Assets. Each of the Company and its Subsidiaries is in possession of and has valid leasehold interests in and valid rights under Contract to use all Assets which it holds under leases, free and clear of all Liens except Permitted Liens.

                 (c) Condition of Assets. Each of the Company and its Subsidiaries has maintained all tangible Assets material to its Business in good repair, working order and operating condition, subject only to ordinary wear and tear.

         SECTION 3.8  Tax Matters.

                 (a) Tax Returns. (i) Each of the Company and its Subsidiaries has duly and timely filed all Tax Returns that it was required to file prior to the date hereof, (ii) all such Tax Returns were correct and complete in all material respects, and (iii) neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

                 (b) Compliance. (i) All Taxes that are or may become payable by the Company or any of its Subsidiaries or chargeable as a Lien upon their Assets (whether or not shown on any Tax Return) as of the date hereof have been duly and timely paid, and (ii) each of the Company and its Subsidiaries has complied in all material respects with applicable Law relating to the reporting, payment and withholding of Taxes in connection with amounts paid to its Employees, creditors, independent contractors or other third parties and has, within the time and in the manner prescribed by Law, withheld from such amounts and timely paid over to the proper Governmental Authorities all such amounts required to be so withheld and paid over under applicable Law. There is no Lien on any of the Assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

                 (c) Claims. (i) No claim (other than a claim that has been finally settled) has ever been made by a Governmental Authority in a jurisdiction where either the Company or any of its Subsidiaries does not file Tax Returns or pay or collect Taxes in respect of a particular type of Tax imposed by that jurisdiction that either the Company or any of its Subsidiaries (as the case may be) is or may be subject to an obligation to file Tax Returns or pay or collect Taxes in respect of such Tax in that jurisdiction, and (ii) there has been no claim or issue (other than a claim or issue that has been finally settled) concerning any liability for Taxes of the Company or any of its Subsidiaries either (A) asserted, raised or threatened by any Governmental Authority in writing or (B) to the Knowledge of the Company, pending.

                 (d) Waivers. Neither the Company nor any of its Subsidiaries has (i) waived any statute of limitations, (ii) agreed to any extension of the period for assessment or collection or (iii) executed or filed any power of attorney, in each case with respect to any Taxes, which waiver, agreement or power of attorney is currently in force.

                 (e) Consents. Neither the Company nor any of its Subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations and there are no outstanding adjustments for Income Tax purposes applicable to the Company or any of its Subsidiaries required as a result of changes in methods of accounting effected on or before the date hereof.

                 (f) Tax Sharing Agreements. Neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement, and neither the Company nor any of its Subsidiaries (i) is or has been a member of any group of companies (other than the Company and its Subsidiaries) filing a consolidated, combined or unitary Income Tax Return or (ii) has any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law) as a transferee, successor, indemnitor or guarantor by Contract or otherwise.

         SECTION 3.9  Business Contracts.

                 (a) Description of Business Contracts. Schedule 3.9(a) contains a true and complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party:

                               (i)         all Contracts (excluding Benefit
                 Plans) providing for a commitment of employment or consultation services for a specified or unspecified term to, or otherwise relating to the employment or the termination of employment or the severance of, any Employee;

                              (ii)         all Contracts with any Person
                 containing any provision or covenant prohibiting or materially limiting the ability of any of the Company or any of its Subsidiaries to engage in any business activity or compete with any Person in connection with the Business, or prohibiting or materially limiting the ability of any Person to compete with the Company or any of its Subsidiaries in connection with the Business;

                             (iii) all material partnership, joint venture or stockholders' Contracts with any Person;

                              (iv)         all Contracts with customers,
                 distributors, dealers, manufacturer's representatives or sales agencies with whom the Company or any of its Subsidiaries deals in connection with the Business which in any case involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any of its Subsidiaries of more than $100,000 annually;

                               (v) all Contracts relating to the future disposition or acquisition of any Assets individually or in the aggregate material to the Business, other than dispositions or acquisitions of raw materials or inventory in the Ordinary Course of Business;

                              (vi) all collective bargaining or similar labor Contracts covering any Employee; and

                             (vii) all other Contracts (other than Benefit Plans) to which the Company or any of its Subsidiaries is a party that (A) involve the prospective payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any of its Subsidiaries of more than $100,000 annually and (B) cannot be terminated within sixty
                 (60) days after giving notice of termination without resulting in any material cost or penalty to the Company or any of its Subsidiaries.

                 (b) Status of Business Contracts. Each Contract required to be disclosed in Schedule 3.9(a), and each other Contract to which the Company or any of its Subsidiaries is a party and which is material to the Business as currently conducted or as proposed to be conducted, are in full force and effect and constitute the legal, valid and binding obligations of the Company or one of its Subsidiaries, as the case may be, enforceable against the Company or one of its Subsidiaries, as the case may be, in accordance with their terms. Except as disclosed in Schedule 3.9(b), neither the Company nor any of its Subsidiaries which is a party to any such Contract nor, to the Knowledge of the Company, any other party to any such Contract, is in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) the effect of which would have a material adverse effect on the Business.

         SECTION 3.10 Employee and Consultant Agreements. Each Employee and each consultant of the Company or any of its Subsidiaries has executed an agreement prohibiting the unauthorized disclosure or use of confidential and proprietary information of the Company or any of its Subsidiaries where such confidential or proprietary information is provided by the Company or its Subsidiaries to such Person. To the Knowledge of the Company, no such Employees or consultants are in violation thereof. To the Knowledge of the Company, no Employees are obligated under any Contract, or are subject to any Order, that would interfere with the use of his/her best efforts to promote the interests of the Company and its Subsidiaries or that would conflict with the Business as conducted or as proposed to be conducted or that would be breached or violated as a result of the transactions contemplated hereby.

         SECTION 3.11 Litigation and Claims. Neither the Company nor any of its Subsidiaries is a party to or, to the Knowledge of the Company, is threatened to be made a party to, any charge, complaint, action, suit, arbitration, proceeding, hearing, or investigation (i) which questions or challenges the right of the Company to enter into this Agreement, the Warrant or any Transaction Document, or (ii) which, individually or in the aggregate with all other such items, would have a material adverse effect on the Business.

         SECTION 3.12 Labor Matters, etc. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or other labor agreement, and there are no labor unions or other organizations representing any Employees. There has not occurred or been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity by or with respect to any Employees. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or threatened in each case with respect to any Employee. To the Knowledge of the Company no officer or key Employee, or any group of key Employees, intends to terminate their employment with the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has the present intention to terminate the employment of any of the foregoing. The employment of each officer and Employee of the Company is terminable at the will of the Company.

         SECTION 3.13 Intellectual Property Rights. The Company and its Subsidiaries have all right, title and interest in, or valid rights under Contract to use, all Intellectual Property material to the Business as currently being conducted or as proposed to be conducted, without any conflict with or infringement on the rights of others. All registrations with and applications to Governmental Authorities in respect of Intellectual Property owned by the Company or any of its Subsidiaries are valid and in full force and effect. Neither the Company nor any of its Subsidiaries has received any notice that it is in default (or with the giving of notice or lapse of time or both, would be in default) in any material respect under any Contract to use Intellectual Property. To the Knowledge of the Company, no Intellectual Property owned or used by the Company or any of its Subsidiaries is being infringed upon by any other Person. Neither the Company nor any of its Subsidiaries has received notice that it is infringing any Intellectual Property of any other Person. Except for inventions already assigned to the Company or its Subsidiaries, the Company does not believe it is or will be necessary to utilize any inventions of any Employee (or individual whom it or any of its Subsidiaries currently intends to hire) made prior to his or her employment by the Company or any of its Subsidiaries.

         SECTION 3.14 Compliance. Neither the Company nor any of its Subsidiaries is in breach or violation of any provision of its certificate of incorporation or bylaws. Neither the Company nor any of its Subsidiaries is in breach or violation of, or in default under, any Law or Order applicable to it, the effect of which, individually or in the aggregate with other such breaches, violations and defaults, would have a material adverse effect on the Business. The Company and its Subsidiaries have obtained and are in compliance with all Licenses required to be obtained by them in connection with the operation of the Business.

         SECTION 3.15 Employee Benefits.

                 (a) Compliance. Each Benefit Plan (and each related trust or insurance contract) complies in form and in operation in all material respects with its respective governing documents and the applicable requirements of ERISA and the Code. The Company and each of its Subsidiaries have performed all material obligations required to be performed by them under, and are not in material default under or in material violation of any term, provision, or condition of, any Benefit Plan.

                 (b) Filings. All required reports and descriptions (including without limitation Form 5500 Annual Reports, Summary Annual Reports, PBGC-1's, and Summary Plan Descriptions) have been filed or distributed in a timely manner with respect to each Benefit Plan.

                 (c) Contributions. All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each Benefit Plan or accrued in accordance with the past custom and practice of the Company and its Subsidiaries. All premiums or other payments for all periods ending on or before the date hereof have been paid with respect to each Welfare Benefit Plan (as defined in ERISA Section 3(1)).

                 (d) Determination Letters. Each Pension Benefit Plan which is required to comply with Code Section 401(a) satisfies the requirements of Code Section 401(a) and has received a favorable determination letter from the IRS regarding such status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which would adversely affect such qualified status.

                 (e) Asset Valuation. The market value of assets under each Pension Benefit Plan (other than any Multiemployer Plan) equals or exceeds the present value of accrued benefits thereunder through the date hereof (determined on a plan termination basis). No Pension Benefit Plan (other than any Multiemployer Plan) has been completely or partially terminated or been the subject of a reportable event as to which notices would be required to be filed with the PBGC. No proceeding by the PBGC to terminate any Pension Benefit Plan (other than any Multiemployer Plan) has been instituted or, to the Knowledge of the Company, threatened.

                 (f) No Prohibited Transactions. To the Knowledge of the Company, there has been no Prohibited Transaction (as defined in ERISA
         Section 406 and Code Section 4975) with respect to any Benefit Plan.

                 (g) Claims. There are no actions, suits, arbitrations, or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against any Benefit Plan, its administrators, trustees, or other fiduciaries, or against the Company or any of its Subsidiaries, or against the assets of such Plan. To the Knowledge of the Company, no fiduciary with respect to any Benefit Plan has any material Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan.

                 (h) Miscellaneous. Neither the Company nor any of its Subsidiaries is, and neither has ever been, a member of a controlled group of corporations that contributes to, ever has contributed to, or ever has been required to contribute to any multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (a " Plan") and neither has any Liability (including withdrawal Liability) under any Multiemployer Plan. Neither the Company nor any of its Subsidiaries has incurred, and neither has any reason to expect that it will incur, any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal Liability) or under the Code with respect to any Pension Benefit Plan that it, or any controlled group of corporations which includes it, maintain or have ever maintained or to which any of them contributes, has ever contributed, or has ever been required to contribute. No Benefit Plan provides post-retirement welfare benefits other than continuation coverage provided pursuant to Part 6 of Title I of ERISA and Section 4980A of the Code. No Benefit Plan is under audit or, to the Knowledge of the Company, investigation by any Governmental Authority. Each Benefit Plan which is a "group health plan" (as such term is defined in Section 4980B(g)(2) of the Code or ERISA Section 607(1)) has been operated in material compliance with the provisions of Part 6 of Title I of ERISA and Sections 4980A and 4980B of the Code at all times.

         SECTION 3.16 Insurance. The Company and its Subsidiaries maintain, with respect to the Business, insurance in such amounts and covering such risks as is customary in the industry in which the Business operates. Each such policy of insurance is in full force and effect, and all premiums thereunder or self-insurance funding amounts required thereby, as the case may be, have been paid or funded. Neither the Company nor any of its Subsidiaries has received any notice of termination with respect to any such insurance policy and is not in default thereunder in any material respect. No insurance carrier has threatened to terminate any such insurance policy or to increase any premiums in respect thereof, and neither the Company nor any of its Subsidiaries has failed to comply with any material conditions contained in any such policy.

         SECTION 3.17 Environmental Matters.

                 (a) Compliance. Each of the Company and its Subsidiaries has obtained, and complied with all the terms and conditions of, all Licenses required by any Environmental Law in connection with the Business except where the failure to obtain or comply with any such License would not have, individually or in the aggregate with other such failures, a material adverse effect on the Business. Each such License is in full force and effect. Each of the Company and its Subsidiaries is in compliance with all Environmental Laws except where a failure to comply, individually or in the aggregate with all such other failures, would not have a material adverse effect on the Business.

                 (b) Listings. Except as disclosed in Schedule 3.17(b), to the Knowledge of the Company, none of the real property owned or leased by the Company or any of its Subsidiaries is listed on the NPL, CERCLIS or any similar state or local list of sites requiring investigation or clean-up.

                 (c) No Notice. No written notice or, to the Knowledge of the Company, any other communication from any Governmental Authority of any alleged violation of any Environmental Law has been received by the Company or any of its Subsidiaries, except for notices or communications that have been complied with in all respects.

                 (d) No Hazardous Substances. Neither the Company nor any of its Subsidiaries utilizes any Hazardous Substances in the course of its Business operations and there has been no release of Hazardous Substances by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other Person, on any property, owned or occupied by the Company or any of its Subsidiaries.

         SECTION 3.18 Offer or Sale of Shares and Warrant. Neither the Company nor anyone acting on its behalf has offered the Stock or Warrant to any entity other than the Purchaser or has taken any other action that would subject the issuance and sale of the Stock or Warrant (or the issuance of the Common Stock upon exercise of the Warrant) to the registration requirements of the Securities Act or any state securities Laws.

         SECTION 3.19 Brokers. No broker or other representative has acted on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated hereby in such manner as to give rise to any valid claim by any Person against the Purchaser for a finder's fee, brokerage commission or similar payment.

         SECTION 3.20 Transactions With Directors, Officers, Employees and Affiliates. Except as set forth in Schedule 3.20 there have been no transactions between the Company or any of its Subsidiaries and any director, officer, employee or affiliate (as defined in Rule 405 promulgated by the SEC) of the Company or any of its Subsidiaries, except on an arm's length basis in accordance with normal business practices, and none of the officers, directors, employees or affiliates of the Company or any of its Subsidiaries, or any member of the immediate family of any such Persons, is a director or officer of, or has a material interest in, any Person which is a material supplier, customer or sales agent of the Company or any of its Subsidiaries or has competed to a material extent with the Company or any of its Subsidiaries. Except as set forth in Schedule 3.20, no Affiliate of the Company or any of its Subsidiaries provides or supplies assets, services or facilities which are individually or in the aggregate material to the Business, and neither the Company nor any of its Subsidiaries provides or supplies any assets, services or facilities to any Affiliate of the Company or any of its Subsidiaries which are individually or in the aggregate material to the Business. Except as disclosed on Schedule 3.20, each of the transactions listed in Schedule 3.20 is engaged in on an arm's-length basis.

         SECTION 3.21 Echostar Investment. The Company owns the shares of the issued and outstanding common stock described on Schedule 3.4 (the "Echostar Stock") of Echostar Communications Corporation ("Echostar"), a corporation whose common stock is publicly traded on the NASDAQ Exchange. The Company has issued to Echostar those certain 6 1/2 Percent Convertible Subordinated Debentures in the aggregate original principal amount of US $8,750,000.00 (collectively, the "Echostar Debenture") which have a current unpaid aggregate principal balance of US $8,750,000.00 and which are convertible by Echostar into Common Stock upon the terms set forth therein. The Company entered into that certain letter agreement (the "Echostar Letter") regarding the Echostar Debenture which is attached hereto as Schedule 3.21.

         SECTION 3.22 Disclosure. The representations and warranties of the Company contained in this Agreement and in any schedule, certificate, or agreement furnished by the Company to the Purchaser pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading. The Company acknowledges that the Purchaser is also relying on the representations and warranties of the Company herein in connection with the purchase by the Purchaser of shares of Common Stock from the Selling Stockholders pursuant to the Selling Stockholder Agreement.


                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser hereby represents and warrants to the Company that:

         SECTION 4.1 Organization and Authority of the Purchaser. The Purchaser is a societe anonyme duly organized, validity existing and in good standing under the laws of France. The Purchaser has full corporate power and authority to enter into this Agreement and the Transaction Documents and to consummate the transactions contemplated herein and therein.

         SECTION 4.2 Due Authorization, Execution and Delivery. The execution, delivery and performance of this Agreement and the Transaction Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated herein and therein have been duly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been, and at Closing the Transaction Documents will be, duly executed and delivered by the Purchaser. This Agreement constitutes, and the Transaction Documents and all other instruments and documents to be executed and delivered by the Purchaser hereunder will, when executed and delivered, constitute, the legal valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, except that such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

         SECTION 4.3 Consents; No Conflict. The Purchaser is not required to obtain the consent, authorization or approval of any Person, or any License from any Governmental Authority, as a condition to the consummation of this Agreement or the Transaction Documents by the Purchaser. The execution and delivery of this Agreement and the Transaction Documents by the Purchaser and the consummation of the transactions contemplated hereby and thereby will not conflict with, result in the termination of, contravene or constitute a default under, or be an event which with the giving of notice or passage of time or both will become a default under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any material Lien or loss of any rights with respect to the Purchaser pursuant to any of the terms, conditions or provisions of or under, any applicable Law, the certificate of incorporation or by-laws (or other organizational documents) of the Purchaser, or any Contract to which the Purchaser is a party or which is otherwise binding upon the Purchaser or to which the Assets of the Purchaser are subject.

         SECTION 4.4 Brokers. No broker or other representative has acted on behalf of the Purchaser in connection with the transactions contemplated hereby in such manner as to give rise to any valid claim by any Person against the Company for a finder's fee, brokerage commission or similar payment.

         SECTION 4.5 Purchase Entirely for Own Account. The Purchaser will acquire the Stock and the Warrant for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Stock or the Warrant. The Purchaser does not presently have any Contract, undertaking or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person with respect to the Stock or the Warrant.

         SECTION 4.6 Investment Experience. The Purchaser understands that the Stock and the Warrant have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser has not been formed for the specific purpose of acquiring the Stock or the Warrant.

         SECTION 4.7 Restricted Securities. The Purchaser understands that the Stock and the Warrant are characterized as "restricted securities" under the federal securities Laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such Laws, the Stock and the Warrant may be resold without registration under the Securities Act only in certain limited circumstances. In this respect, the Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act ("Rule 144"), as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

         SECTION 4.8 Disclosure. The representations and warranties of the Purchaser contained in this Agreement and in any schedule, certificate or agreement furnished by the Purchaser to the Company pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.


                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

         SECTION 5.1 Limitations on Disposition of Stock. Without in any way limiting the representations set forth in Article IV hereof, the Purchaser agrees not to dispose of all or any portion of the Stock unless and until: (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or (ii) (A) the Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (B) if reasonably requested by the Company, the Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act, provided that no opinion of counsel will be required for transactions made pursuant to Rule 144.

         SECTION 5.2 Legends. It is understood that any certificate(s) evidencing the Stock, and any securities issued in respect thereof or exchange therefor, may bear one or all of the following legends:

         (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

         (b)     Any legend required by the laws of the State of Delaware.

         (c) Any legend required by the Blue Sky laws of any other state to the extent such laws are applicable to the shares represented by the certificate so legended.

         SECTION 5.3 Proceeds of Sale of Stock. The Company shall use all of the proceeds obtained from the sale of the Stock to the Purchaser, net of the customary expenses associated therewith, solely to fund the working capital needs of the Company and its Subsidiaries and/or to make the prepayment on the Echostar Debenture required by Section 5.4.

         SECTION 5.4 Echostar Situation. As a prepayment of the Echostar Debenture, at Closing, the Company will pay to Echostar the amount of $3,500,000.00 in principal plus all accrued interest on the Echostar Debenture via wire transfer of immediately available funds to the account designated by Echostar. The Company shall not amend or terminate the Echostar Letter without the prior written consent of the Purchaser which may be withheld in the sole discretion of the Purchaser. The Company shall take all action within its power to limit to no more than 500,000 shares the number of shares of Common Stock which Echostar would have the right to purchase at any time following Closing pursuant to the Echostar Debenture or any warrants issued pursuant to the Echostar Letter. In the event Echostar acquires any Common Stock from the Company, the Company shall use its best efforts to cause Echostar to execute and deliver to the Company, the Purchaser and all other parties to the Stockholder Agreement an agreement to be bound by all provisions thereof binding on the stockholders of the Company which are parties thereto.

         SECTION 5.5 Delivery of Budgets and Other Information. As long as the Purchaser and its Affiliates, collectively, hold in the aggregate not less than 500,000 shares of Common Stock or shares of Common Stock representing not less than 8% of the outstanding shares of Common Stock on a fully diluted basis, the Company shall deliver to the Purchaser (i) as soon as practicable, but in any event at least thirty (30) days prior to the end of each fiscal year of the Company, a budget and business plan for the next fiscal year for the Business, prepared on a monthly basis, including balance sheets and sources and applications of funds statements for such months and, as soon as prepared, any other budgets or revised budgets prepared by the Company, (ii) such other information relating to the financial condition, prospects or affairs of the Business as the Purchaser may from time to time request, provided, however, that the Company shall not be obligated to provide information which it deems in good faith to be proprietary, and (iii) a copy of any Schedule 13D filing made by any Person pursuant to Section 13(d) of the Exchange Act immediately following the receipt thereof by the Company.

         SECTION 5.6 Access to Business. Following the Closing, the Company shall permit the Purchaser and its representatives at the Purchaser's expense, as long as the Purchaser and its Affiliates, collectively, hold in the aggregate not less than 500,000 shares of Common Stock or shares of Common Stock representing not less than 8% of the outstanding shares of Common Stock on a fully diluted basis, to visit and inspect the properties and Assets of the Company and its Subsidiaries, to examine the books of account and records of the Company and its Subsidiaries and to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the officers thereof, all at such reasonable times as may be requested by the Purchaser, provided that the Purchaser acknowledges that the access by the Purchaser to certain information relating to Contracts which the Company has entered into with United States Governmental Authorities may be restricted pursuant to certain Laws due to the status of the Purchaser as a foreign corporation.

         SECTION 5.7 Right of First Offer. Subject to the terms and conditions in this Section 5.7, the Company hereby grants to the Purchaser the following rights of first offer with respect to future sales by the Company of its New Securities:

         (a) Notice to Purchaser. In the event the Company proposes to issue New Securities, the Company shall give the Purchaser written notice (the "First Offer Notice") of its intention stating (i) a description of the New Securities which the Company proposes to issue and the identity of the Person or group of Persons to whom the New Securities would be issued, (ii) the number of shares of New Securities which the Company proposes to issue, (iii) the price per share at which, and other terms on which, the Company proposes to issue such New Securities, and (iv) the number of shares of such New Securities that the Purchaser has the right to purchase under this Section 5.7, based on the Purchaser Percentage.

         (b) Exercise Right. Within thirty (30) days after the First Offer Notice is given to the Purchaser, the Purchaser may elect to purchase, at the price specified in the First Offer Notice, the number of shares of the New Securities proposed to be issued by the Company multiplied by the Purchaser Percentage. The Purchaser may exercise such purchase right in whole or in part. An election to purchase shall be made in writing and must be given to the Company within such thirty (30) day period. The closing of the sale of New Securities by the Company to the Purchaser upon exercise of its rights under this Section 5.7 shall take place simultaneously with the closing of the sale of New Securities to third parties.

         (c) Lapse of Right. The Company shall have sixty (60) days after the last date on which the Purchaser's right of first offer lapses to enter into a Contract (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within sixty (60) days from the execution thereof) to sell the New Securities which the Purchaser did not elect to purchase under this Section 5.7, provided that such sale must be at or above the price specified in the First Offer Notice and upon terms not materially more favorable to the purchaser of such securities than the terms specified in the First Offer Notice. In the event the Company does not enter into a Contract to sell the New Securities within such sixty (60) day period (or does not sell and issue New Securities in accordance with any such Contract within sixty (60) days from the date thereof), the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Purchaser in the manner provided in this Section 5.7.

         (d) Termination of Right of First Offer. This Section 5.7 shall terminate upon the first to occur of the following:

                      (i) The date on which the Purchaser and its Affiliates, collectively, hold in the aggregate less than 500,000 shares of Common Stock, provided that on such date such shares so held represent less than 8% of the outstanding shares of Common Stock on a fully diluted basis.

                      (ii) The failure of the Purchaser to elect to purchase all shares of New Securities which the Purchaser is entitled to purchase pursuant to Section 5.7(b) at any such time as the Purchaser may elect to make such purchase.

         SECTION 5.8  Special Purchase Rights.

                 (a) Grant of Rights. Notwithstanding any other provision of this Agreement, if the Company proposes to issue or sell any Voting Stock to a Restricted Investor, or if any underwriter in connection with a registered public offering proposes to issue or sell any Voting Stock to a Restricted Investor, the Purchaser shall have a right of first offer to purchase all shares of such Voting Stock to be issued to such Restricted Investor on the terms pursuant to which the Company or such underwriter proposes to issue or sell such Voting Stock to such Restricted Investor, provided that the underwriters of a registered public offering of Voting Stock by the Company shall not be deemed to propose to issue or sell any Voting Stock to a Restricted Investor unless the Company solicits or arranges for the solicitation of orders to purchase Voting Stock by a Restricted Investor from such underwriters in anticipation of or in connection with a registered public offering and, provided further, that the execution and performance of an underwriting agreement by the Company in connection with a registered public offering and the participation by officers of the Company in the normal and customary selling activities undertaken by the underwriters shall not, in and of themselves, be considered soliciting or arranging for the solicitation of orders to purchase Voting Stock.

                 (b) Notice to Purchaser. In the event the Company or such underwriter proposes to issue or sell Voting Stock to a Restricted Investor, which would be subject to the foregoing right of first offer, the Company shall give the Purchaser written notice (the "Voting Stock Notice") of its or such underwriter's intentions stating
         (i) a description of the Voting Stock proposed to be issued or sold and the identity of the Restricted Investor, (ii) the total number of shares of Voting Stock proposed to be issued or sold, and (iii) the price per share at which, and the other terms on which, such Voting Stock is proposed to be issued or sold.


                 (c) Exercise by Purchaser. Within thirty (30) days after the Voting Stock Notice is given to the Purchaser, the Purchaser may elect to purchase, at the price and on the terms specified in the Voting Stock Notice, all shares of Voting Stock proposed to be issued and sold to the Restricted Investor. An election to purchase shall be made by the Purchaser in writing and must be given to the Company within such thirty (30) day period. The election described herein shall constitute an irrevocable, legally binding obligation of the Purchaser to purchase the Voting Stock on the terms set forth in the Voting Stock Notice. The closing of the sale of the Voting Stock by the Company to the Purchaser upon the exercise of its rights under this Section 5.8 shall take place within thirty (30) days following the date on which such election to purchase is made.

                 (d)      Termination of Special Purchase Rights.  This Section
         5.8 shall terminate upon the first to occur of the following:

                      (i) The date on which the Purchaser and its Affiliates, collectively, hold less than 500,000 shares of Common Stock, provided that on such date such shares so held represent less than 8% of the outstanding shares of Common Stock on a fully diluted basis.

                      (ii) The failure of the Purchaser to elect to purchase all shares of Voting Stock which the Purchaser is entitled to purchase pursuant to Section 5.8(c) at any such time as the Purchaser may elect to make such purchase.

         SECTION 5.9 Subsidiary Stock. The Company shall not permit any Subsidiary of the Company to issue or sell any capital stock of such Subsidiary to any Person other than the Company without granting to the Purchaser rights to purchase such capital stock which are substantially the same as the rights of the Purchaser pursuant to Sections 5.7 and 5.8 hereof. For purposes of this
Section 5.9, any transfer of capital stock of any Subsidiary of the Company by the Company shall be deemed to be an issuance of such stock by such Subsidiary to such transferee and shall be subject to this Section 5.9.

         SECTION 5.10 Confidential Treatment. The Company will use its best efforts to obtain confidential treatment of the Commercial Agreement (and all Schedules thereto) in all public filings that include such document including, without limitation, all filings made by the Company with the SEC.

         SECTION 5.11 Advice of Changes. The Company will promptly advise the Purchaser in writing of (i) any event occurring subsequent to the date of this Agreement which would render any representation or warranty of the Company contained in this Agreement, if made on or as of the date of such event, untrue, inaccurate or incomplete in any material respect, and (ii) any material adverse change in the working capital, financial condition, assets, liabilities (whether absolute, accrued contingent or otherwise), operating profits, business or prospects of the Company and its Subsidiaries as a whole.

         SECTION 5.12 Further Assurances. Each party agrees to cooperate fully with the other parties hereto and their respective authorized representatives and to execute and deliver or cause to be executed and delivered at all reasonable times and places such additional instruments and documents as the other party or parties may reasonably request for the purpose of carrying out this Agreement.


                                   ARTICLE VI

                   CONDITIONS TO OBLIGATIONS OF THE PURCHASER

         The obligations of the Purchaser to consummate the transactions provided for herein on the Closing Date are subject to the fulfillment on or before the Closing Date of each of the following conditions, except to the extent that Purchaser may, in its absolute discretion, waive one or more thereof in writing in whole or in part:

         SECTION 6.1 Accuracy of Representations and Warranties. The representations and warranties of the Company contained herein shall be true in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date.

         SECTION 6.2 Performance of Agreements. The Company shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed and complied with by the Company at or prior to the Closing Date.

         SECTION 6.3 Bring-Down Certificate. The Company shall have furnished the Purchaser with a certificate in the form of Exhibit F executed by a duly authorized officer of the Company, dated the Closing Date, to the effect that the Company has fulfilled the conditions specified in Sections 6.1 and 6.2 hereof.

         SECTION 6.4 Corporate Documents. The Company shall have delivered to the Purchaser the following documents which, except any such documents the form of which is attached as an Exhibit hereto, shall be reasonably satisfactory in form and content to the Purchaser and its counsel:

         (a) Good Standing Certificate. A good standing certificate with respect to the Company and each of its Subsidiaries issued as of the date of Closing by the appropriate official of the state of incorporation of each such corporation.

         (b) Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws or other governing instruments of the Company and each of its Subsidiaries together with a certificate of a duly authorized officer of each such corporation in the form of Exhibit G dated the Closing Date and certifying as to the accuracy and completeness of such corporate documents.

         (c) Corporate Resolutions. Copies of resolutions of the Board of Directors of the Company, duly certified by the Secretary of the Company in the form of the certificate attached as Exhibit H, authorizing the execution, delivery and performance of this Agreement, the Warrant, the Transaction Documents, and all other documents, instruments, and certificates contemplated hereby to which the Company is a party.

         (d) Incumbency Certificates. An incumbency certificate of the President or any duly authorized Vice President of the Company who will be executing this Agreement, the Warrant, the Transaction Documents or any other document, instrument or certificate to be delivered pursuant to the terms hereof (including the name, title and signature of each such officer) in the form of Exhibit I.

         SECTION 6.5 Opinion of Company Counsel. The Purchaser shall have received from Surovell, Jackson, Colten & Dugan, P.C., counsel for the Company, an opinion, dated as of the Closing Date, in the form of Exhibit J.

         SECTION 6.6 No Material Adverse Change. There shall have been no material adverse change in the business, operations, properties or financial condition of the Company and its Subsidiaries taken as a whole whether or not arising in the Ordinary Course of Business, except for changes relating to general economic events or trends.

         SECTION 6.7 No Adverse Proceedings. No action, suit or proceeding before any Governmental Authority shall have been commenced, no investigation by any Governmental Authority shall have been commenced, and no action, suit or proceeding by any Governmental Authority shall have been threatened, against any of the parties to this Agreement, or any Subsidiary of the Company, wherein an unfavorable Order would (i) prevent the consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) adversely affect the right of the Purchaser to own the Stock or the Warrant following Closing (and no such Order shall be in effect.)

         SECTION 6.8 Other Assurances. The Company shall have delivered to the Purchaser such other and further certificates, assurances and documents as the Purchaser may reasonably request in order to evidence the accuracy of the representations and warranties of the Company, the performance of the covenants and agreements to be performed by the Company pursuant hereto at or prior to the Closing and the fulfillment of the conditions to the obligations of the Purchaser.

         SECTION 6.9 Consents and Approvals. All consents, waivers, authorizations and approvals of any Governmental Authority, domestic or foreign, and of any other Person required in connection with the execution, delivery and performance of this Agreement, shall have been obtained and shall be in full force and effect on the Closing Date.

         SECTION 6.10 Closing Under Selling Stockholder Agreement. The closing of the transactions contemplated by the Selling Stockholder Agreement shall have been consummated pursuant to the terms thereof.

         SECTION 6.11 Execution of Transaction Documents and Warrant. All Transaction Documents and the Warrant shall have been executed and delivered by the parties thereto.


                                  ARTICLE VII

                    CONDITIONS TO OBLIGATIONS OF THE COMPANY

         The obligations of the Company to consummate the transactions provided for herein on the Closing Date are subject to the fulfillment on or before the Closing Date of each of the following conditions, except to the extent that the Company may, in its absolute discretion, waive one or more thereof in writing in whole or in part:

         SECTION 7.1 Accuracy of Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date.

         SECTION 7.2 Performance of Agreements. The Purchaser shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed and complied with by the Purchaser at or prior to the Closing Date.

         SECTION 7.3 Bring-Down Certificate. The Purchaser shall have furnished the Company with a certificate in the form of Exhibit K executed on its behalf by its duly authorized executive officer or attorney-in-fact, dated the Closing Date, to the effect that the Purchaser has fulfilled the conditions specified in Sections 7.1 and 7.2 hereof.

         SECTION 7.4 Purchaser's Documents. The Purchaser shall have delivered to the Company the following documents which, except any such documents the form of which is attached as an Exhibit hereto, shall be reasonably satisfactory in form and content to the Company and its counsel:

         (a) Good Standing Certificate. A registration certificate or other evidence from the Commercial Register or the Commercial and Corporate Registry or such other document reasonably required to evidence the valid existence and good standing of the Purchaser issued within sixty (60) days prior to the Closing Date by the appropriate official of the jurisdiction of incorporation of the Purchaser.

         (b) Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws or other governing instruments of the Purchaser, together with a certificate of a duly authorized officer or attorney-in-fact of the Purchaser in the form of Exhibit L dated the Closing Date and certifying as to the accuracy and completeness of such corporate documents.

         (c) Incumbency Certificates. An incumbency certificate of the President of the Purchaser, any duly authorized Vice President of the Purchaser or any attorney-in-fact of the Purchaser who will be executing this Agreement, all Transaction Documents or any other document, instrument or certificate to be delivered pursuant to the terms hereof (including the name, title and signature of each such individual) in the form of Exhibit M.

         SECTION 7.5 No Adverse Proceedings. No action, suit or proceeding before any Governmental Authority shall have been commenced, no investigation by any Governmental Authority shall have been commenced, and no action, suit or proceeding by any Governmental Authority shall have been threatened, against any of the parties to this Agreement, or any Subsidiary of the Company, wherein an unfavorable Order would (i) prevent the consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) adversely affect the right of the Purchaser to own the Stock or the Warrant following Closing (and no such Order shall be in effect.)

         SECTION 7.6 Other Assurances. The Purchaser shall have delivered to the Company such other and further certificates, assurances and documents as the Company may reasonably request in order to evidence the accuracy of the representations and warranties of the Purchaser, the performance of the covenants and agreements to be performed by the

Purchaser pursuant hereto at or prior to the Closing and the fulfillment of the conditions to the obligations of the Company.

         SECTION 7.7 Consents and Approvals. All consents, waivers, authorizations and approvals of any Governmental Authority, domestic or foreign, and of any other Person required in connection with the execution, delivery and performance of this Agreement, shall have been obtained and shall be in full force and effect on the Closing Date.


                                  ARTICLE VIII

                                INDEMNIFICATION

         SECTION 8.1 Survival. Subject to Section 8.8 hereof, the parties hereto agree that their respective representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing.

         SECTION 8.2 Indemnification by the Company. Subject to the other provisions of this Article VIII, the Company shall indemnify and hold harmless the Purchaser from and against any and all Losses suffered or incurred by the Purchaser after the date hereof as a result of or arising out of:

         (a) the falsity or incorrectness of or breach of any representation or warranty of the Company in this Agreement or in any schedule or certificate furnished to the Purchaser by the Company pursuant to this Agreement; or

         (b) the failure by the Company to perform any covenant or agreement of the Company under this Agreement or under any schedule or certificate furnished to the Purchaser by the Company pursuant to this Agreement; or

         (c) any claim, action, suit or demand by or on behalf of any past, current or future stockholder of the Company based upon or relating to the consummation of the transactions contemplated by this Agreement, any Transaction Document or the Selling Stockholder Agreement.

         SECTION 8.3 Indemnification by the Purchaser. Subject to the other provisions of this Article VIII, the Purchaser shall indemnify and hold harmless the Company from and against any and all Losses suffered or incurred by the Company after the date hereof as a result of or arising out of:

         (a) the falsity or incorrectness of or breach of any representation or warranty of the Purchaser in this Agreement or in any schedule or certificate furnished to the Company by the Purchaser pursuant to this Agreement; or

         (b) the failure by the Purchaser to perform any covenant or agreement of Purchaser under this Agreement or under any schedule or certificate furnished to the Company by the Purchaser pursuant to this Agreement.

         SECTION 8.4 Method of Asserting Claims. All claims for indemnification by any Indemnified Party under this Article VIII shall be asserted and resolved as follows:

         (a) Third Party Claims. If any claim or demand in respect of which an Indemnified Party might seek indemnity under this Article VIII is asserted against such Indemnified Party by a Person other than the Company or the Purchaser (a "Third Party Claim"), the Indemnified Party shall give written notice and the details thereof including copies of all relevant pleadings, documents and information (collectively a "Third Party Claim Notice") to the Indemnifying Party within a period of thirty (30) days following the assertion of the Third Party Claim against the Indemnified Party (the "Third Party Claim Notice Period"). If the Indemnified Party fails to provide the Third Party Claim Notice within the Third Party Claim Notice Period, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party within a period of thirty (30) days after the receipt of the Third Party Claim Notice by the Indemnifying Party (the "Third Party Claim Response Period"):

                      (i) whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article VIII with respect to such Third Party Claim; and

                      (ii) whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

         If the Indemnifying Party notifies the Indemnified Party within the Third Party Claim Response Period that the Indemnifying Party desires to defend the Indemnified Party against the Third Party Claim, then the Indemnifying Party at its sole cost and expense shall defend, with counsel reasonably satisfactory to the Indemnified Party, such Third Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted to a final conclusion or will be settled at the discretion of the Indemnifying Party (with the consent of the Indemnified Party which shall not be unreasonably withheld). The Indemnified Party will cooperate in such defense at the sole cost and expense of the Indemnifying Party. The Indemnified Party may, at its sole cost and expense, at any time prior to the Indemnifying Party's delivery of the notice referred to in the last sentence of the preceding paragraph, file any pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests. The Indemnified Party, at its expense, may participate in, but not control, any defense or settlement of any Third Party Claim conducted by the Indemnifying Party pursuant to this Section 8.4(a).

         If the Indemnifying Party fails to notify the Indemnified Party within the Third Party Claim Response Period that the Indemnifying Party desires to defend the Third Party Claim or if the Indemnifying Party gives such notice but fails to prosecute diligently or settle the Third Party Claim, then the Indemnified Party shall defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the

Indemnifying Party which shall not be unreasonably withheld). The Indemnifying Party will, at its sole cost and expense, cooperate in such defense.

         Notwithstanding the foregoing provisions of this Section 8.4(a), if the Indemnifying Party is determined not to be liable for such Third Party Claim pursuant to the last paragraph of this Section 8.4(a) and Section 8.4(c), the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense of the Third Party Claim or the Indemnifying Party's participation therein pursuant to this Section 8.4(a), and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such defense.

         If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim under this Article VIII or fails to notify the Indemnified Party within the Third Party Claim Response Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim, the Losses resulting from such Third Party Claim as finally determined will be conclusively deemed to be a liability of the Indemnifying Party under this Article VIII, and the Indemnifying Party shall pay the amount of such Losses to the Indemnified Party on demand. If the Indemnifying Party notifies the Indemnified Party within the Third Party Claim Response Period that the Indemnifying Party disputes its liability to the Indemnified Party with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within a period of thirty (30) days from the date of such notice, such dispute shall be resolved by arbitration in accordance with Section 8.4(c) hereof.

         (b) Other Claims. In the event any Indemnified Party should have a claim under this Article VIII against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall promptly give written notice and the details thereof, including copies of all relevant information and documents (collectively, an "Indemnity Notice"), to the Indemnifying Party within a period of thirty (30) days following the discovery of the claim by the Indemnified Party (the "Claim Notice Period"). The failure by any Indemnified Party to give the Indemnity Notice within the Claim Notice Period shall not impair the Indemnified Party's rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been prejudiced thereby. The Indemnifying Party will notify the Indemnified Party within a period of thirty
(30) days after the receipt of the Indemnify Notice by the Indemnifying Party (the "Indemnity Response Period") whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article VIII with respect to such claim. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Indemnity Response Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Losses resulting from such claim as finally determined will be conclusively deemed to be a liability of the Indemnifying Party under this Article VIII and the Indemnifying Party shall pay the amount of such Losses to the Indemnified Party on demand. If the Indemnifying Party notifies the Indemnified Party within the Indemnity Response Period that the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within a period of thirty

(30) days from the date of such notice, such dispute shall be resolved by arbitration in accordance with Section 8.4(c) hereof.

         (c) Resolution of Disputes. Any dispute required to be submitted to arbitration pursuant to this Section 8.4 shall be finally and conclusively determined in accordance with the Rules of Arbitration of the International Chamber of Commerce (the "Rules of Arbitration") then in effect by the decision of three (3) arbitrators selected in accordance with the Rules of Arbitration unless the Company and the Purchaser shall agree on a single arbitrator (the "Board of Arbitration"). The Board of Arbitration shall meet in New York, New York and shall render a decision in writing (concurred in by a majority of the members of the Board of Arbitration if more than one) with respect to and stating the amount, if any, which the Indemnifying Party is required to pay to the Indemnified Party in respect of the claim made by the Indemnified Party.
To the extent practical, the decision of the Board of Arbitration shall be rendered no more than thirty (30) days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to the Indemnified Party and the Indemnifying Party. Any decision made by the Board of Arbitration (either prior to or after the expiration of such thirty (30) day period) shall be final, binding and conclusive on the Indemnified Party and the Indemnifying Party and entitled to be enforced to the fullest extent permitted by Law and entered in any court of competent jurisdiction.

         The Company and the Purchaser hereby consent to the jurisdiction of the foregoing Board of Arbitration and to the jurisdiction of any state or federal court located in the States of New York or Delaware and any national court located in France for the purpose of enforcing the decision or award of the Board of Arbitration. The Company and the Purchaser agree that service of process may be made on any such party by personal delivery or by registered or certified mail addressed to the appropriate party at the address for such party specified in Section 10.1 hereof. The submission to the jurisdiction of the courts referred to above for the purpose of enforcing the decision or award of the Board of Arbitration shall not (and shall not be construed so as to) limit the right of either the Company or the Purchaser to file or commence proceedings against the other in any other court of competent jurisdiction for the purpose of enforcing the decision or award of the Board of Arbitration nor shall the filing or commencement of proceedings in any one or more jurisdictions for such purpose preclude the filing or taking of proceedings in any other jurisdiction for such purpose (whether concurrently or not) if and to the extent permitted by applicable Law.

         Each and every arbitration proceeding commenced pursuant to this
Section 8.4(c) shall be consolidated with any arbitration proceeding then pending under this Section 8.4(c).

         SECTION 8.5 Continued Liability for Indemnity Claims. The liability of any Indemnifying Party hereunder with respect to claims hereunder shall continue for so long as any claims for indemnification may be made hereunder pursuant to Section 8.8 hereof and, with respect to any such indemnification claims duly and timely made, thereafter until the Indemnifying Party's liability therefor is finally determined and satisfied.

         SECTION 8.6  Limitations on Indemnification.

                 (a) Certain Types of Damages. Neither the Company nor the Purchaser shall be required to provide indemnification hereunder for Losses which are indirect or speculative.

                 (b) Threshold Amount - Claim by Purchaser. No amount of indemnity shall be payable in the case of a claim by the Purchaser under Section 8.2(a) unless, until and only to the extent that the Purchaser has suffered or incurred Losses aggregating in excess of US $100,000 as a result of or arising out of the matters described in
         Section 8.2(a).

                 (c) Threshold Amount - Claim by Company. No amount of indemnity shall be payable in the case of a claim by the Company under
         Section 8.3(a) unless, until and only to the extent that the Company has suffered or incurred Losses aggregating in excess of US $100,000 as a result of or arising out of the matters described in Section 8.3(a).

         SECTION 8.7 Exclusive Remedies. The sole and exclusive remedies for any party hereto with respect to any claim relating to this Agreement or the transactions contemplated hereby and the facts and circumstances relating and pertaining hereto shall be governed by this Agreement (whether any such claim shall be made in contract, breach of warranty, tort or otherwise).

         SECTION 8.8 Time Limits on Claims. A claim by any Indemnified Party under this Article VIII may be made only:

                 (a) if with respect to the violation of a representation or warranty, within two (2) years following the Closing Date, with the exception of Sections 3.3, 3.8, 3.15 and 3.17 with respect to which such representations and warranties shall survive, and claims thereon may be made, until four (4) years following the Closing Date; and

                 (b) if with respect to the violation of a covenant or agreement, or pursuant to Section 8.2(c), until the expiration of the applicable statute of limitations relating thereto.

         Notwithstanding anything in this Agreement to the contrary, any claim not made within the foregoing relevant time period shall expire and be forever barred thereafter.


                                   ARTICLE IX

                                  TERMINATION

         SECTION 9.1  Grounds for Termination.  Except as set forth in this
Article IX, this Agreement may not be terminated at any time prior to Closing by either the Company or the Purchaser, provided that the Company or the Purchaser may terminate this Agreement by written notice to other party to this Agreement if the Closing shall not have occurred prior to September 30, 1996, or such later date as may be approved by the Company and the Purchaser in writing. This Agreement may also be terminated at any time by an agreement in writing signed by the Company and the Purchaser.

         SECTION 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, such termination shall be without liability of any party, or any stockholder, director, officer, employee, agent, consultant or representative of such party, to any other party to this Agreement, provided that if such termination shall result from the breach by a party of the representations, warranties or covenants of such party contained in this Agreement, such party shall be liable for any and all Losses sustained or incurred by the other party to this Agreement.

         SECTION 9.3 Termination for Breach. Nothing in this Article IX shall affect the rights which either party hereto might otherwise have to terminate this Agreement as a result of a breach thereof by the other party hereto.


                                   ARTICLE X

                                 MISCELLANEOUS

         SECTION 10.1 Notices. All notices, requests and other communications hereunder shall be in writing and will be deemed to have been duly given (i) when personally delivered, (ii) when sent by telefax to a party at the number listed below for such party, (iii) three (3) Business Days after the day on which the same has been delivered prepaid to an international courier service or
(iv) ten (10) Business Days after the deposit in the United States mail, registered or certified, return receipt requested, postage prepaid, in each case addressed to the party to whom such notice is to be given at the following address for such party:

         If to Purchaser:                  Alcatel Telspace
                                           5 rue Noel PONS
                                           92734 NANTERRE Cedex
                                           FRANCE
                                           Attn:  Jacques Couet
                                           Telefax No.:  331-46524596

         With copies to:                   Alcatel Telspace
                                           5 rue Noel PONS
                                           92734 NANTERRE Cedex
                                           FRANCE
                                           Attn:   Martine Funston, Esq.
                                                   Legal Counsel
                                           Telefax No.:  331-46524595

         If to the Company:                SSE Telecom, Inc.
                                           8230 Leesburg Pike, Suite 710
                                           Vienna, VA  22182
                                           Attn:   Daniel E. Moore
                                           Telefax No.:   (703) 442-4507

         With copies to:                   Surovell, Jackson, Colten & Dugan,
                                           P.C.
                                           4010 University Drive, Suite 200
                                           Fairfax, VA  22030
                                           Attn:   G. Donald Markle, Esq.
                                           Telefax No.:   (703) 591-2149

Either party from time to time may change its address, telefax number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

         SECTION 10.2 Fees and Expenses. The Company and the Purchaser shall each bear its own expenses in connection with the negotiation and preparation of this Agreement, all documents and instruments contemplated hereby, and the consummation of the transactions contemplated hereby, including without limitation the fees and expenses of their respective counsel, accountants, investment bankers and consultants.

         SECTION 10.3 Public Announcements. Except as otherwise required by Law, neither the Company nor the Purchaser shall issue any press release or make any other public announcement with respect to the transactions contemplated hereby without the approval of the other party, which approval shall not be unreasonably withheld or delayed.

         SECTION 10.4 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

         SECTION 10.5 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by either party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

         SECTION 10.6 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

         SECTION 10.7 Benefits and Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, provided that the Purchaser may assign any or all rights or obligations of the Purchaser hereunder to any Affiliate of the Purchaser. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

         SECTION 10.8 Captions. The captions used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

         SECTION 10.9 Exhibits and Schedules. All exhibits and schedules referred to in this Agreement, all attachments to exhibits or schedules, and any other attachment to this Agreement are hereby incorporated by reference into this Agreement and are hereby made a part of this Agreement as if set out in full herein.

         SECTION 10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

         SECTION 10.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

         SECTION 10.12 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         SECTION 10.13 No Third Party Beneficiary. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


                                    COMPANY:


                                    SSE TELECOM, INC., a
                                    Delaware corporation


                                    By: /s/ Frederick C. Toombs
                                       ----------------------------------

                                    Name: Frederick C. Toombs
                                         --------------------------------

                                    Title: President
                                          -------------------------------


                                    PURCHASER:

                                    ALCATEL TELSPACE, a French
                                    societe anonyme


                                    By: /s/ Jerome de Vitry
                                       ----------------------------------

                                    Name: Jerome de Vitry
                                         --------------------------------

                                    Title: Director R&D and Product Management
                                           Attorney-in-fact
                                          -------------------------------

                         REGISTRATION RIGHTS AGREEMENT


         THIS REGISTRATION RIGHTS AGREEMENT (the " Agreement") is entered into as of the 6th day of September, 1996 by and between SSE TELECOM, INC., a Delaware corporation (the "Company"), and ALCATEL TELSPACE, a societe anonyme organized under the laws of France (the "Purchaser").


                              W I T N E S S E T H:

         WHEREAS, simultaneously with the execution of this Agreement, (i) the Purchaser will purchase 525,000 shares of the common stock of the Company from the Company pursuant to the terms of that certain Stock Purchase and Investment Agreement dated as of September 6, 1996 (the "Investment Agreement"), and (ii) the Purchaser will purchase 100,000 shares of the common stock of the Company from certain stockholders of the Company pursuant to the terms of that certain Stock Purchase Agreement dated as of September 6, 1996 (the "Selling Stockholder Agreement"); and

         WHEREAS, the execution of this Agreement by the parties hereto is a condition precedent to the obligation of the Purchaser to consummate the transactions contemplated by the Investment Agreement and the Selling Stockholder Agreement.

         NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein and of the mutual benefits to be derived herefrom, and intending to be legally bound, the parties hereto agree as follows:

         SECTION 1.          Demand Registrations.

                 (a) Requests for Registration. At any time during the Registration Period, the holders of at least fifty percent (50%) of the Registrable Securities may request the Company to effect a registration under the Securities Act of all or part of their Registrable Securities. Each request for a Demand Registration shall specify the number of Registrable Securities requested to be registered. Within ten (10) days after receipt of any such request, the Company will give written notice of such requested registration to all other holders of Registrable Securities and will include in such registration, subject to Section 1(c) hereof, all Registrable Securities with respect to which the Company has received written requests for inclusion therein within thirty (30) days after the receipt of the Company's notice.

                 (b) Number of Demand Registrations. The holders of Registrable Securities, as a group and not individually, will be entitled to require only one Demand Registration pursuant to this
         Section 1, provided, however , that in the event all of the holders of the Registrable Securities irrevocably decide to sell all of the Registrable Securities then owned by such holders as soon as is practical and so notify the Company in writing, then the limitation otherwise imposed by this Section 1(b) shall not apply (whether or not a registration has been previously made pursuant to

         Section 1(a)) and such holders shall be entitled to, and do hereby irrevocably agree that they will in fact continue to, exercise their rights set forth in Section 1(a), promptly and to the maximum extent permitted by the managing underwriter with respect to any particular registration, until such time as such holders have disposed of all the Registrable Securities owned by them. A registration will not be considered to be a Demand Registration unless and until:

                               (i) it has remained effective for three hundred sixty-five (365) consecutive days or such shorter period as shall be required to sell all of the securities registered pursuant thereto (but not terminating before the expiration of the applicable prospectus delivery period); and

                              (ii) all Registrable Securities requested to be included therein are effectively included therein and saleable thereunder.

                 (c) Priority on Registration. The Company may include in any Demand Registration any securities which are not Registrable Securities but which are of the same class as the Registrable Securities and which are held by holders who have piggyback registration rights with respect to the demand registration rights provided under this Agreement. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities, then the Company will include in such registration, prior to the inclusion of any securities which are not Registrable Securities, the number of Registrable Securities requested to be included pro rata among the respective holders thereof on the basis of the amount of Registrable Securities requested by such holders to be included in such registration, so that no securities other than Registrable Securities will be included in such registration if the inclusion of such securities would result in a limitation on the number of Registrable Securities to be included therein.

                 (d) Restrictions on Demand Registration. The Company may postpone for up to three (3) months the filing or the effectiveness of a registration statement for a Demand Registration if
         (i) the Company, in the good faith judgment of its Board of Directors, determines that such Demand Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition (other than in the ordinary course of business) or any merger, recapitalization, consolidation, reorganization, tender offer or similar transaction or negotiations, discussions or pending proposals with respect thereto or would require the Company to make premature public disclosure of information, the premature disclosure of which would have a material adverse effect on the business or prospects of the Company, or would otherwise be seriously detrimental to the Company or its stockholders, and (ii) the Company provides the holders of the Registrable Securities with a written certificate signed by the president of the Company stating the reasons of the Board of Directors for such delay, provided, however, that the Company may not utilize this right more than once in any twelve (12) month period, and provided further, that, in such event, the holders of Registrable Securities initially requesting such Demand Registration will be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration will not be considered to be a Demand Registration hereunder, and the Company will pay all Registration Expenses in connection with such registration.

                 (e) Selection of Underwriters. If any Demand Registration is in the form of an underwritten offering, the Company will select and retain the investment banker or investment bankers and manager or managers that administer the offering; provided, however, that such selection will be subject to the approval of the holders of a majority of the Registrable Securities participating in such registration, which shall not be unreasonably withheld. The Company shall (together with all holders proposing to distribute their securities through such underwriting) enter into and perform its (their) obligations under an underwriting agreement in customary form with the managing underwriter selected for such underwriting. If any holder of Registrable Securities disapproves of the terms of the underwriting, such holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter. The Registrable Securities so withdrawn shall also be withdrawn from registration.

         SECTION 2.          Piggyback Registrations.

                 (a) Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (including securities registered for selling stockholders with demand registration rights, subject to the limitations set forth in Section 2(d) below) and the registration form to be used may be used for the registration of Registrable Securities, the Company will give prompt written notice to all holders of Registrable Securities, and to the holders of any other securities of the Company having registration rights compatible with the proposed registration form, of its intention to effect such a registration and will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company's notice (a "Piggyback Registration "). If the Company gives notice of such a proposed registration, the total number of Registrable Securities which shall be included in such registration shall be limited to such number, if any, as in the reasonable opinion of the manager of such offering would not adversely affect the marketability or offering price of all of the securities proposed to be offered by the Company in such offering; provided, however, if the holders of Registrable Securities having registration rights upon a Piggyback Registration are not permitted to include all of such Registrable Securities by reason of such determination by the manager of the offering, the Registrable Securities to be included in the offering shall be determined in accordance with Sections 2(c) and 2(d) below. Notwithstanding the foregoing, the Company may, in its sole discretion and without the consent of any holder of Registrable Securities, withdraw such registration statement and abandon such proposed public offering.

                 (b) Piggyback Expenses. The Registration Expenses of the holders of the Registrable Securities will be paid by the Company in all Piggyback Registrations, including proposed Piggyback Registrations which are abandoned.

                 (c) Priority on Primary Registrations. If a Piggyback Registration is a primary registration initiated by or on behalf of the Company and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, then the Company will include in such registration (i) first, the securities the Company proposes to sell, and (ii) second, securities of the holders requesting such registration, pro rata among the holders requesting inclusion in the registration on the basis of the number of such securities requested to be included in such registration by each such holder.

                 (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration initiated by or on behalf of holders of the Company's securities exercising demand registration rights and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the holders initially requesting such registration, then the Company will include in such registration (i) first, the securities requested to be included therein by the holders exercising demand registration rights, and (ii) second, the Registrable Securities and other securities requested to be included in such registration by Persons holding piggyback registration rights, pro rata among the holders of such securities on the basis of the number of such securities requested to be included in such registration by each such holder.

         SECTION 3.          Form S-3 Registrations.

                 (a) Requests for Registration. At any time during the Registration Period, a holder of Registrable Securities may request that the Company effect a registration on Form S-3 and any related qualification or compliance under the Securities Act with respect to all or part of its Registrable Securities. Each request for a Form S-3 Registration shall specify the appropriate number of Registrable Securities requested to be registered. Within ten (10) days after receipt of any such request, the Company will give written notice of such requested registration to all other holders of Registrable Securities and will include in such registration, subject to Section 3(c), all Registrable Securities with respect to which the Company has received written requests for inclusion therein within thirty (30) days after the receipt of the Company's notice.

                 (b) Restrictions on Form S-3 Registrations. Each holder of Registrable Securities will be entitled to require unlimited Form S-3 Registrations pursuant to this Section 3, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 3 if (i) Form S-

         3 is not available for such offering by the holders of Registrable Securities, (ii) such holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) aggregating less than 100,000 shares or at an aggregate price to the public of less than $1,000,000, provided that this clause (ii) shall not apply with respect to the exercise by the holders of Registrable Securities of their rights under Section 1 hereof following the giving of the notice permitted by Section 1(b) hereof,
         (iii) the Company shall furnish to the holders a written certificate signed by the president of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition (other than in the ordinary course of business) or any merger, recapitalization, consolidation, reorganization, tender offer or similar transaction or negotiations, discussions or pending proposals with respect thereto or would require the Company to make premature public disclosure of information, the premature disclosure of which would have a material adverse effect on the business or prospects of the Company, or would otherwise be seriously detrimental to the Company or its stockholders, for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than ninety (90) days after receipt of the request of the holder under this Section 3, provided, however, that the Company shall not utilize this right more than once in any twelve month (12) period, provided further, that, in such event, the holders of Registrable Securities initially requesting such Form S-3 Registration will be entitled to withdraw such request, (iv) the Company has, within the twelve (12) month period preceding the date of such request, already effected two registrations on Form S-3 for the holders of Registrable Securities pursuant to this Section 3, provided, however, that this clause (iv) shall not apply with respect to the exercise by the holders of Registrable Securities of their rights under Section 1 hereof following the giving of the notice permitted by Section 1(b) hereof, or (v) in effecting such registration, qualification or compliance, the Company would be required to qualify to do business or to execute a general consent to service of process in any jurisdiction in which the Company was not already so qualified or had not already executed such consent. Any Form S-3 Registration effected pursuant to this Section 3 shall not be considered to be a Demand Registration pursuant to Section 1 of this Agreement.

                 (c) Priority on Registration. The Company may include in any Form S-3 Registration any securities which are not Registrable Securities but which are of the same class as the Registrable Securities and which are held by holders who have piggyback registration rights with respect to the Form S-3 registration rights provided under this Agreement. If a Form S-3 Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities, then the Company will include in such registration, prior to the inclusion of any securities which are not Registrable Securities, the number of Registrable Securities requested to be included pro rata among the respective holders thereof on the basis of the amount of Registrable Securities requested by such holders to be included in such registration, so that no securities other than Registrable Securities will be included in such registration if the inclusion of such securities would result in a limitation on the number of Registrable Securities to be included therein.

                 (d) Undertakings by the Company. In addition to any other obligations of the Company set forth herein with respect to the use of a Form S-3 Registration by the holders of Registrable Securities to sell securities of the Company to the public, the Company shall:

                               (i) take such action as is necessary and may reasonably be accomplished by the Company to enable the holders of Registrable Securities to utilize Form S-3 for the sale of their Registrable Securities, including, but not limited to, the filing with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                              (ii) furnish to any holder, so long as such holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it qualifies as a registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing such holder of any rule or regulation of the SEC that permits the selling of any such securities pursuant to Form S-3 or similar form.

                 (e) Selection of Underwriters. If any Form S-3 Registration is in the form of an underwritten offering, the Company will select and retain the investment banker or investment bankers and manager or managers that administer the offering, provided, however, that such selection will be subject to the approval of the holders of a majority of the Registrable Securities participating in such registration, which shall not be unreasonably withheld. The Company shall (together with all holders proposing to distribute their securities through such underwriting) enter into and perform its (and their) obligations under an underwriting agreement in customary form with the managing underwriter selected for such underwriting. If any holder of Registrable Securities disapproves of the terms of the underwriting, such holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter. The Registrable Securities so withdrawn shall also be withdrawn from registration.

         SECTION 4. Resales Pursuant to Rule 144. In order to make available to the holders of Registrable Securities the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a holder of Registrable Securities to sell securities of the Company to the public without registration, the Company shall:

                 (a) make and keep adequate current public information available at all times as required by Rule 144; and

                 (b) take such action as is necessary to enable the holders of Registrable Securities to utilize Rule 144 for the sale of their Registrable Securities, including, but not limited to, the filing with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and

                 (c) furnish to any holder, so long as such holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested by such holder to permit the holder to use any rule or regulation of the SEC that permits the selling of any such securities without registration.

         SECTION 5.          Holdback Agreements

                 (a) By Holders. Each holder of Registrable Securities agrees not to effect any pubic sale or distribution (including sales pursuant to Rule 144) of any Registrable Securities, within seven (7) days prior to, and during the 120-day period beginning on, the date specified in writing by the Company to such holder as the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities of such holder are included (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree, provided that officers and directors of the Company enter into similar agreements.

                 (b) By the Company. The Company agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, within seven (7) days prior to, and during the 120-day period beginning on, the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-4 or Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree.

         SECTION 6. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to Sections 1, 2 or 3 of this Agreement, the Company will use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

                 (a) Prepare and file with the SEC a registration statement on the appropriate form with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective within ninety (90) days of the date that the Company received a request for the registration of such Registrable Securities from the holders in accordance with the terms of Sections 1(a), 2(a) or 3(a) above, as the case may be; and

                 (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than one hundred twenty (120) consecutive days (three hundred sixty-five (365) consecutive days with respect to a Demand Registration under Section 1 hereof) or such shorter period which will terminate when Registrable Securities covered by such registration statement have been sold (but not before the expiration of the applicable prospectus delivery period) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement; and

                 (c) Furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller; and

                 (d) Use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions within the United States as the sellers shall request and do any and all other acts and things which may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the Registrable Securities owned by such sellers (provided that the Company will not be required to qualify generally to do business or file any general consent to service of process in any jurisdiction where it would not otherwise be required to qualify or file but for this subparagraph); and

                 (e) Notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any such seller, the Company will prepare and file promptly with the SEC, and promptly notify each holder of Registrable Securities of the filing of, a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; and

                 (f) Make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records (reasonably requested), pertinent corporate documents and contracts of the Company as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement, provided, however, that each seller of Registrable Securities agrees that information obtained by it as a result of such inspections which is deemed confidential shall not be used by it as the basis for any market transaction in securities of the Company unless and until such information is made generally available to the public and each such seller shall cause any attorney, accountant or agent retained by such seller to keep confidential any such information; and

                 (g) In the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company will use reasonable efforts promptly to obtain the withdrawal of such order; and

                 (h) If the offering is to be underwritten, enter into any necessary agreements in connection therewith (including an underwriting agreement containing customary representations, warranties and agreements); and

                 (i) Take all such other reasonable actions in connection therewith in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, in such form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings, obtain opinions of counsel to the Company and updates thereof (which counsel and opinions, in form, scope and substance, shall be reasonably satisfactory to the managing underwriters, if any, and the sellers), and obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the sellers and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with primary underwritten offerings.

         SECTION 7.          Registration Expenses.

                 (a) Company Expenses. All expenses (herein called "Registration Expenses") incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities and blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company, and fees and disbursements of all the Company's certified public accountants, underwriters (excluding discounts and commissions) and any Persons retained by the Company, will be paid by the Company.

                 (b) Holder Expenses. Except as otherwise paid by the Company pursuant to Section 7(a) above, each holder of Registrable Securities shall bear all expenses incurred by such holder in connection with the negotiation and preparation of any registration statement, underwriting agreement and all other documents and instruments contemplated hereby to which any such holder is a party, including, without limitation, the fees and expenses, if any, of its legal counsel, provided, however, that if such holder learns of a material adverse change in the condition, business, or prospects of the Company after such holder has decided to participate, and has notified the Company of its decision to participate, in a registration pursuant to the terms of this Agreement, then such holder shall be free to withdraw from such registration and the Company shall pay all expenses, including, but not limited to, expenses incurred by such holder in connection with such registration, provided further, however, that if such holder initiated a Demand Registration but such registration is not considered to be a Demand Registration in accordance with the terms of
         Section 1(b) hereof, then the Company shall pay all expenses, including, but not limited to, expenses incurred by such holder, in connection with such registration.

         SECTION 8.          Undertakings of the Holders of Registrable
Securities.

                 (a) Suspension of Sales. If any Registrable Securities are included in a registration statement pursuant to the terms of this Agreement, the holder thereof will not (until further notice) effect sales thereof after receipt of written notice from the Company to suspend sales to permit the Company to correct or update a registration statement or prospectus, provided that the obligations of the Company with respect to maintaining any registration statement current and effective shall be extended by a period of days equal to the period said suspension is in effect.

                 (b) Compliance. If any Registrable Securities are being registered in any registration pursuant to this Agreement, the holder thereof will comply with all anti-stabilization, manipulation and similar provisions of Section 10 of the Exchange Act, and any rules promulgated thereunder by the SEC and, at the request of the Company, will execute and deliver to the Company and to any underwriter participating in such offering an appropriate agreement to such effect.

                 (c) Termination of Effectiveness. At the end of the period during which the Company is obligated to keep a registration statement current and effective as described herein, each holder of Registrable Securities included in the registration statement shall discontinue sales thereof pursuant to such registration statement, unless such holder has received written notice from the Company of its intention to continue the effectiveness of such registration statement with respect to any of such securities which remain unsold.

         SECTION 9.          Underwritten Registrations.

                 (a) Furnish Information. No holder of Registrable Securities may participate in any registration hereunder which is underwritten unless such holder (i) agrees to sell such holder's securities on the basis provided in any underwriting arrangements approved by the holder or holders entitled hereunder to approve such arrangements, and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters on account of the registration of shares owned by such holder other than representations and warranties regarding such holder and such holder's intended method of distribution.

                 (b) Right of Approval. The Company shall not include in any registration statement (or attachments or exhibits thereto) filed by the Company (under this Agreement or otherwise) pursuant to the Securities Act any information describing or relating to the Purchaser or any Purchaser Affiliate or the relationship of the Purchaser or any Purchaser Affiliate with the Company without the advance written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

                 (c) Delay of Registration. No holder of Registrable Securities shall have any right to obtain or seek an injunction restraining or otherwise delaying the preparation of, or declaration of the effectiveness of, any registration statement initiated in accordance with the terms of this Agreement if such injunction is the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

         SECTION 10.         Assignment of the Purchaser's Registration Rights.
The rights of a holder of Registrable Securities set forth in this Agreement, including the right to cause the Company to register Registrable Securities and pay the Registration Expenses, to the extent set forth herein, incurred in connection therewith, may be assigned by such holder to a Purchaser Affiliate which acquires Registrable Securities. All Registrable Securities held or acquired by a Purchaser Affiliate shall be aggregated with all Registrable Securities held by the Purchaser for the purpose of determining the availability to the holders of Registrable Securities of any rights under this Agreement. For purposes of this Agreement, the term "Purchaser Affiliate" means any Person that, directly or indirectly, controls or is controlled by or is under common control with the Purchaser. For purposes of this definition, control of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise and, in any event and without limiting the foregoing, any Person owing fifty percent (50%) or more of the voting securities of another Person shall be deemed to control that Person.

         SECTION 11. Other Registration Rights. The Purchaser acknowledges that it has received copies of (a) that certain Registration Agreement, dated January 28, 1996 (the "Fairchild Agreement"), by and between the Company and Fairchild Data Corporation; (b) that certain agreement, dated as of March 14, 1994 (the "EchoStar Agreement"), by and between the Company and EchoStar Communications Corporation ("EchoStar"), pursuant to which the Company granted certain registration rights to EchoStar; and (c) that certain letter agreement, dated August 2, 1996 (the "EchoStar Letter"), from the Company to EchoStar, pursuant to which the Company agreed to grant certain additional registration rights to EchoStar at least as favorable to EchoStar as those set forth in the Fairchild Agreement in the event the Company issues shares of Common Stock to EchoStar in connection with the exercise of certain warrants that may be issued by the Company after the date hereof. To the extent the registration rights provided for in the EchoStar Letter are set forth in a written document after the date hereof, such document shall be referred to herein as the "New Registration Agreement." The Fairchild Agreement, the EchoStar Agreement, the EchoStar Letter and the New Registration Agreement shall collectively be referred to herein as the "Company Registration Documents").

         In the event that (i) a Demand Registration or a Form S-3 Registration, as the case may be, is requested and the provisions of Section 1(c) or Section 3(c) hereof, as the case may be, cannot be implemented by the Company without conflicting with its obligations under Section 2(d) of the Fairchild Agreement, Section 8(c) of the EchoStar Agreement, or the provision contained in the New Registration Agreement that is substantially similar to
Section 2(d) of the Fairchild Agreement; (ii) a Piggyback Registration is requested and the provisions of Section 2(c) hereof cannot be implemented by the Company without conflicting with its obligations under Section 8(b) of the EchoStar Agreement; or (iii) a Piggyback Registration is requested and the provisions of Section 2(d) hereof cannot be implemented by the Company without conflicting with its obligations under Section 8(c) of the EchoStar Agreement, then the Company shall use its best efforts to (x) with respect to subparagraph
(i) of this Section 11, convince all holders of securities of the Company, whose registration rights are in conflict with Section 1(c) or Section 3(c) hereof, as the case may be, requesting inclusion in such Demand Registration or Form S-3 Registration, as the case may be, to execute a waiver of such rights so that such Demand Registration or Form S-3 Registration, as the case may be, can be completed in a manner which complies with Section 1(c) or Section 3(c) hereof, as the case may be; (y) with respect to subparagraph (ii) of this
Section 11, convince all holders of securities of the Company, whose registration rights are in conflict with Section 2(c) hereof, requesting inclusion in such Piggyback Registration to execute a waiver of such rights so that such Piggyback Registration can be completed in a manner which complies with Section 2(c) hereof; and (z) with respect to subparagraph (iii) of this
Section 11, convince all holders of securities of the Company, whose registration rights are in conflict with Section 2(d) hereof, requesting inclusion in such Piggyback Registration to execute a waiver of such rights so that such Piggyback Registration can be completed in a manner which complies with Section 2(d) hereof. If, despite the use of its best efforts, the Company is unable to obtain any waiver described above, then the holders of the Registrable Securities requesting such Demand Registration or Piggyback Registration, as the case may be, shall cooperate with the Company to resolve any conflict described above in the Company Registration Documents.

         Other than the New Registration Agreement, from and after the date of this Agreement, the Company shall not, without the prior written consent of the holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to make a demand registration that would adversely affect the rights of any holder of Registrable Securities hereunder.

         SECTION 12.         Indemnification.

                 (a) Indemnification by the Company. The Company shall indemnify and hold harmless, with respect to any registration statement filed by it, to the fullest extent permitted by law, each holder of Registrable Securities covered by such registration statement, its officers, directors, employees, agents and general or limited partners (and the directors, officers, employees and agents thereof) and each other Person, if any, who controls such holder within the meaning of the Securities Act (collectively, the " Holder Indemnified Parties") against all losses, claims, damages, liabilities and expenses joint or several (including reasonable fees of counsel and any amounts paid in settlement effected with the Company's consent, which consent shall not be unreasonably delayed or withheld) to which any such Holder Indemnified Party may become subject under the Securities Act, the Exchange Act, any other federal law, any state or common law, any rule or regulation promulgated thereunder or otherwise, insofar as such losses, claims, damages liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) are caused by (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement in which such Registrable Securities were included as contemplated hereby or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus, together with the documents incorporated by reference therein (as amended or supplemented if the Company shall have filed with the SEC any amendment thereof or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any violation by the Company of the Securities Act, the Exchange Act, any other federal law, any state or common law, or any rule or regulation promulgated thereunder in connection with any such registration; and in each such case, the Company shall reimburse each such Holder Indemnified Party for any reasonable legal or any other expenses incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability, expense, action or proceeding, provided, however, that the Company shall not be liable to any such Holder Indemnified Party in any such case to the extent that any such loss, claim, damage, liability or expense (or action or proceeding, whether commenced or threatened, in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or amendment thereof or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon and in strict conformity with written information furnished to the Company by or on behalf of any such Holder Indemnified Party relating to such Holder Indemnified Party for use in the preparation thereof, and provided further, that the Company shall not be liable to any such Holder Indemnified Party with respect to any preliminary prospectus to the extent that any such loss, claim, damage, liability or expense of such Holder Indemnified Party results from the fact that such Holder Indemnified Party sold Registrable Securities to a Person to whom there was not sent or given, at or before the written confirmation of such sale, a copy of the prospectus

         (excluding documents incorporated by reference) or of the prospectus as then amended or supplemented (excluding documents incorporated by reference) if the Company has previously furnished copies thereof to such Holder Indemnified Party in compliance with this Agreement and the loss, claim, damage, liability or expense of such Holder Indemnified Party results from an untrue statement or omission of a material fact contained in such preliminary prospectus which was corrected in the prospectus (or the prospectus as amended or supplemented). Such indemnity and reimbursement of expenses and obligations shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder Indemnified Parties and shall survive the transfer of such securities by such Holder Indemnified Parties.

                 (b) Indemnification by Holders. Each holder of Registrable Securities participating in any registration hereunder shall indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees and agents, and each Person who controls the Company (within the meaning of the Securities Act) (collectively, " Company Indemnified Parties") against all losses, claims, damages, liabilities and expenses, joint or several (including reasonable fees of counsel and any amounts paid in settlement effected with such holder's consent, which consent shall not be unreasonably delayed or withheld) to which any Company Indemnified Parties may become subject under the Securities Act, the Exchange Act, any other federal law, any state or common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) are caused by (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement in which such holder's Registrable Securities were included or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading,
         (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus, together with the documents incorporated by reference therein (as amended or supplemented if the Company shall have filed with the Commission any amendment thereof or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and in the cases described in clauses (i) and (ii) of this Section 12(b), to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished in writing by such holder relating to such holder for use in the preparation of the documents described in such clauses (i) and (ii) and the Company does not know, at the time such information is included in the registration statement, prospectus, preliminary prospectus, amendment or supplement, that such information is false or misleading,
         (iii) any violation by such holder of the Securities Act, the Exchange Act, any other federal law, any state or common law, or any rule or regulation promulgated thereunder applicable to such holder and relating to action of or inaction by such holder in connection with any such registration, and (iv) with respect to any preliminary prospectus, the fact that such holder sold Registrable Securities to a Person to whom there was not sent or given, at or before the written confirmation of such sale, a copy of the prospectus (excluding the documents incorporated by reference) or of the prospectus as then amended or supplemented (excluding documents incorporated by reference) if the Company has previously furnished copies thereof to such holder in compliance with this Agreement and the loss, claim, damage, liability or expense of such Company Indemnified Party results from an untrue statement or omission of a material fact contained in such preliminary prospectus which was corrected in the prospectus (or the prospectus as amended or supplemented). Such indemnity obligation shall remain in full force and effect regardless of any investigation made by or on behalf of the Company Indemnified Parties (except as provided above) and shall survive the transfer of such securities by such holder.

                 (c) Conduct of Indemnification Proceedings. Promptly after receipt by an identified party under Sections 12(a) or 12(b) above of written notice of the commencement of any action, suit, proceeding, investigation or threat thereof with respect to which a claim for indemnification may be made pursuant to this Section, such indemnified party shall, if a claim in respect thereto is to be made against an indemnifying party, give written notice to the indemnifying party of the threat or commencement thereof, provided, however, that the failure to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. If any such claim or action referred to under Sections 12(a) or 12(b) above is brought against any indemnified party and it then notifies the indemnifying party of the threat or commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party). After notice from the indemnifying party to such indemnified party of its election so to assume the defense of any such claim or action, the indemnifying party shall not be liable to such indemnified party under this Section 12 for any legal expenses of counsel or any other expenses (other than reasonable costs of investigation) subsequently incurred by such indemnified party in connection with the defense thereof, unless the indemnifying party has failed to assume the defense of such claim or action or to employ counsel reasonably satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The indemnifying party shall not be required to indemnify the indemnified party with respect to any amounts paid in settlement of any action, proceeding or investigation entered into without the written consent of the indemnifying party, which consent shall not be unreasonably delayed or withheld. No indemnifying party shall consent to the entry of any judgment or enter into any settlement without the consent of the indemnified party unless (i) such judgment or settlement does not impose any obligation or liability upon the indemnified party other than the execution, delivery or approval thereof, and (ii) such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a full release and discharge from all liability in respect of such claim and a full release of all Persons that may be entitled to or obligated to provide indemnification or contribution under this Section.

                 (d) Contribution. If the indemnification provided for in this Section 12 is unavailable to or insufficient to hold harmless an indemnified party under Sections 12(a) or 12(b), then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) referred to in Sections 12(a) or 12(b) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other in connection with the statements, omissions, actions or inactions which resulted in such losses, claims, damages, liabilities or expenses. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party, any action or inaction by any such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, action or inaction. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) pursuant to this Section 12(d) shall be deemed to include any reasonable legal or other expenses incurred by such indemnified party in connection with investigating or defending any such action or claim (which shall be limited as provided in Section 12(c) if the indemnifying party has assumed the defense of any such action in accordance with the provisions thereof) which is the subject of this
         Section 12(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Promptly after receipt by an indemnified party under this Section 12(d) of written notice of the commencement of any action, suit, proceeding, investigation or threat thereof with respect to which a claim for contribution may be made against an indemnifying party under this Section 12(d), such indemnified party shall, if a claim for contribution in respect thereto is to be made against an indemnifying party, give written notice to the indemnifying party of the commencement thereof (if the notice specified in Section 12(c) has not been given with respect to such action), provided, however, that the failure to so notify the indemnifying party shall not relieve it from any obligation to provide contribution which it may have to any indemnified party under this
         Section 12(d), except to the extent that the indemnifying party is actually prejudiced by the failure to give notice. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 12(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 12(d).

                 If indemnification is available under this Section 12, the indemnifying parties shall indemnify each indemnified party to the fullest extent provided in Sections 12(a) and 12(b) hereof, without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 12(d). The provisions of this Section 12(d) shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract, shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party, and shall survive the transfer of securities by any such party.

                 (e)         Indemnification and Contribution of Underwriters.
         In connection with any underwritten offering contemplated by this Agreement which includes Registrable Securities, the Company and all sellers of Registrable Securities included in any registration statement shall agree to customary provisions for indemnification and contribution (consistent with the other provisions of this Section 12) in respect of losses, claims, damages, liabilities and expenses of the underwriters of such offering.

                 (f) Aggregate Liability of the Holders of Registrable Securities. The aggregate amount which any holder of Registrable Securities shall be required to pay pursuant to this Section 12, pursuant to any representation or warranty provided in connection with, or indemnity, contribution or reimbursement agreements executed in connection with, any underwritten offering, or pursuant to any other transactions contemplated hereby or thereby shall be limited to the amount of proceeds received by such holder upon the sale of the Registrable Securities and other securities of the Company (after deducting any underwriting commissions, discounts, transfer taxes and expenses applicable thereto) pursuant to the registration statement giving rise to such claim.

         SECTION 13.         Termination.

         This Agreement shall terminate on the date on which the Purchaser and the Purchaser Affiliates hold, in the aggregate, Registrable Securities representing less than two percent (2%) of the total number of outstanding shares of capital stock of the Company on a fully diluted basis.

         SECTION 14. Definitions. Capitalized terms used herein shall have the meanings set forth below:

         "Common Stock" means the authorized common stock of the Company, par value $.01 per share, whether or not issued and outstanding.

         "Company" has the meaning set forth in the introductory paragraph hereof.

         "Company Indemnified Parties" has the meaning set forth in Section 12(b) hereof.

         "Company Registration Documents" has the meaning set forth in Section 11 hereof.

         "Competitor of Alcatel" shall mean any Person having an interest in satellite earth station product lines or businesses which are the same as or similar to those of the Purchaser.

         "Demand Registration" means any registration requested pursuant to
Section 1(a) hereof.

         "EchoStar" has the meaning set forth in Section 11 hereof.

         "EchoStar Agreement" has the meaning set forth in Section 11 hereof.

         "EchoStar Letter" has the meaning set forth in Section 11 hereof.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Fairchild Agreement" has the meaning set forth in Section 11 hereof.

         "Form S-3" means such form under the Securities Act, as in effect on the date hereof, or any registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

         "Form S-3 Registration" means any registration requested pursuant to
Section 3(a) hereof.

         "Holder Indemnified Parties" has the meaning set forth in Section 12(a) hereof.

         "Investment Agreement" has the meaning set forth in the first recital hereof.

         "New Registration Agreement" has the meaning set forth in Section 11 hereof.

         "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, limited liability company, joint venture, other business organization, trust, union, association or governmental authority.

         "Piggyback Registration" has the meaning set forth in Section 2(a) hereof.

         "Purchaser" has the meaning set forth in the introductory paragraph hereof.

         "Purchaser Affiliate" has the meaning set forth in Section 10 hereof.

         "Registrable Securities" means (i) the Common Stock sold by the Company to the Purchaser pursuant to the Investment Agreement, (ii) the Common Stock sold by certain stockholders of the Company to the Purchaser pursuant to the Selling Stockholder Agreement, (iii) the Common Stock issued or issuable by the Company to the Purchaser pursuant to the Warrant, (iv) all securities of the Company, including Common Stock, issued (or issuable upon the conversion or exercise of any warrant, right or other security that is issued) with respect to the Common Stock described in clauses (i), (ii), or (iii), whether by way of dividend, stock split, recapitalization or otherwise, and (v) all securities of the Company issued in exchange for or in replacement of any securities meeting the criteria set forth in clauses (i), (ii), (iii) or (iv) of this definition.

         "Registration Expenses" has the meaning set forth in Section 7(a) hereof.

         "Registration Period" means the period (i) commencing on the earlier of (A) the date on which a Competitor of Alcatel acquires capital stock of the Company in excess of ten percent (10%) of all outstanding shares of capital stock of the Company on a fully diluted basis (or acquires rights to purchase or acquire such capital stock), and (B) one (1) year after the date of this Agreement, and (ii) continuing until the termination of this Agreement in accordance with Section 13 hereof.

         "Rule 144" means Rule 144 promulgated under the Securities Act.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Selling Stockholder Agreement" has the meaning set forth in the first recital hereof.

         "Subsidiary" of a Person means a Person that is, directly or indirectly, through one or more intermediates controlled by the first Person. For purposes of this definition, "controlled by" means the possession, directly or indirectly, of the power to direct or cause a direction of the management policies of a Person whether through the ownership of voting securities, by contract or otherwise and, in any event and without limitation of the foregoing, any Person fifty percent (50%) or more of whose voting securities are owned by another Person shall be deemed to be controlled that Person.

         "Warrant" means that certain Warrant dated September 6, 1996 issued by the Company in favor of the Purchaser.

         SECTION 15.  Miscellaneous.

                 (a) Notices. All notices, requests and other communications hereunder shall be in writing and will be deemed to have been duly given and received (i) when personally delivered, (ii) when sent by telefax to a party at the number listed below for such party, (iii) three (3) business days after the day on which the same has been delivered prepaid to an international courier service, or
         (iv) ten (10) business days after the deposit in the United States mail, registered or certified, return receipt requested, postage prepaid, in each case addressed to the party to whom such notice is to be given at the following address for such party:

                 If to the Company:

                                        SSE Telecom, Inc.
                                        8230 Leesburg Pike, Suite 710
                                        Vienna, Virginia  22182
                                        U.S.A.
                                        Attn: Daniel E. Moore
                                        Telefax No.: (703) 442-4507

                 With copies to:

                                        Surovell, Jackson, Colten & Dugan, P.C.
                                        4010 University Drive, Suite 200
                                        Fairfax, Virginia  22020
                                        U.S.A.
                                        Attn:  G. Donald Markle, Esq.
                                        Telefax No: (703) 591-2149

                 If to the Purchaser:

                                        Alcatel Telspace
                                        5 rue Noel PONS
                                        92734 NANTERRE Cedex
                                        FRANCE
                                        Attn: Jacques Couet
                                        Telefax No.: 331-46524596

                 With copies to:

                                        Alcatel Telspace
                                        5 rue Noel PONS
                                        92734 NANTERRE Cedex
                                        FRANCE
                                        Attn: Martine Funston, Esq.
                                        Telefax No.: 331-46524595

         Any party hereto from time to time may change its address, telefax number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

                 (b) Fees and Expenses. The Company and the Purchaser shall each bear its own expenses in connection with the negotiation and preparation of this Agreement.

                 (c) Rights of Holders. Each holder of Registrable Securities shall have the absolute right to exercise or refrain from exercising any right or rights that such holder may have by reason of this Agreement, including, without limitation, the right to consent to the waiver or modification of any obligation under this Agreement, and such holder shall not incur any liability to any other holder of any securities of the Company as a result of exercising or refraining from exercising any such right or rights.

                 (d) Assignment. Subject to the provisions of Section 10 hereof, neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

                 (e) Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by either party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

                 (f) Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

                 (g) Remedies. Each party hereto will be entitled to enforce any right granted to such party by any provision of this Agreement specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

                 (h) Public Announcements. Except as otherwise required by law, no party hereto shall issue any press release or make any other public announcement with respect to the transactions contemplated hereby without the approval of the other party hereto, which approval shall not be unreasonably withheld or delayed.

                 (i) Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

                 (j) Captions. The captions used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

                 (k) Exhibits and Schedules. All exhibits and schedules, if any, referred to in this Agreement, all attachments to such exhibits or schedules, and any other attachment to this Agreement are hereby incorporated by reference into this Agreement and hereby are made a part of this Agreement as if set out in full herein.

                 (l) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

                 (m) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

                 (n) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

                 (o) No Third Party Beneficiary. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                    COMPANY:

                                    SSE TELECOM, INC., a Delaware corporation


                                    By: /s/ Frederick C. Toombs
                                       ---------------------------------

                                    Name:   Frederick C. Toombs
                                         -------------------------------

                                    Title:  President
                                          ------------------------------


                                    PURCHASER:
                                    ---------

                                    ALCATEL TELSPACE, a French societe anonyme


                                    By: /s/ Jerome de Vitry
                                       -------------------------------------

                                    Name: Jerome de Vitry
                                         -----------------------------------
                                    Title: Director R & D Product Management
                                          ----------------------------------
                                          Attorney-In-Fact

===============================================================================




                             STOCKHOLDER AGREEMENT


                                  BY AND AMONG


                               SSE TELECOM, INC.,


                             ALCATEL TELSPACE, S.A.


                                      AND


                           CERTAIN OTHER STOCKHOLDERS


                                       OF


                               SSE TELECOM, INC.


                         Dated as of September 6, 1996


===============================================================================

                               TABLE OF CONTENTS


                                   ARTICLE I

                                  DEFINITIONS

SECTION 1.1      Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
                 -----------


                                                        ARTICLE II

                                         APPROVAL OF TRANSACTIONS WITH PURCHASER
                                         ---------------------------------------


                                                       ARTICLE III

                                                  RIGHT OF FIRST REFUSAL
                                                  ----------------------

SECTION 3.1      Grant of Right . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
                 --------------
SECTION 3.2      Permitted Transfers of Voting Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
                 -----------------------------------
SECTION 3.3      Liquidation of Venture America . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
                 ------------------------------
SECTION 3.4      No Adverse Effect for Failure to Purchase  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
                 -----------------------------------------


                                                        ARTICLE IV

                                                     RIGHT OF CO-SALE
                                                     ----------------

SECTION 4.1      Grant of Right . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
                 --------------
SECTION 4.2      Transfer of Sale Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                 -------------------------
SECTION 4.3      Liquidation of Venture America . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                 ------------------------------
SECTION 4.4      No Adverse Effect for Failure to Participate . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                 --------------------------------------------


                                                        ARTICLE V

                                                   BOARD REPRESENTATION
                                                   --------------------
                                                  AND OBSERVATION RIGHTS
                                                  ----------------------

SECTION 5.1      Designation of Nominee by Purchaser  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
                 -----------------------------------
SECTION 5.2      Indemnification and Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
                 -----------------------------
SECTION 5.3      Observation Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
                 ------------------

                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES
                          OF THE CURRENT STOCKHOLDERS

SECTION 6.1      Organization, Good Standing, Due Authorization, Execution and
                 -------------------------------------------------------------
                 Delivery by Entity Stockholder   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
                 ------------------------------
SECTION 6.2      Due Authorization, Execution and Delivery by Individual Stockholder  . . . . . . . . . . . . . . . .  10
                 -------------------------------------------------------------------
SECTION 6.3      Title to Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 ---------------
SECTION 6.4      Consents; No Conflict  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 ---------------------
SECTION 6.5      Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                 ----------


                                                       ARTICLE VII

                                     REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
                                     -----------------------------------------------

SECTION 7.1      Organization and Authority of the Purchaser  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                 -------------------------------------------
SECTION 7.2      Due Authorization, Execution and Delivery  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                 -----------------------------------------
SECTION 7.3      Consents; No Conflict  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                 ---------------------
SECTION 7.4      Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 ----------


                                                       ARTICLE VIII

                                                       TERMINATION
                                                       -----------


                                                        ARTICLE IX

                                                  VIOLATIONS AND LEGENDS
                                                  ----------------------

SECTION 9.1      Violations of this Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 ----------------------------
SECTION 9.2      Legends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 -------


                                                        ARTICLE X

                                                  RESOLUTION OF DISPUTES
                                                  ----------------------


                                                        ARTICLE XI

                                                      MISCELLANEOUS
                                                      -------------

SECTION 11.1     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 -------
SECTION 11.2     Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 -----------------

SECTION 11.3     Public Announcements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 --------------------
SECTION 11.4     Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 ----------------
SECTION 11.5     Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 ------
SECTION 11.6     Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 ---------
SECTION 11.7     Benefits and Binding Effect  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 ---------------------------
SECTION 11.8     Captions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 --------
SECTION 11.9     Exhibits and Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 ----------------------
SECTION 11.10    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 -------------
SECTION 11.11    Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 ------------
SECTION 11.12    Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 ------------
SECTION 11.13    No Third Party Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 --------------------------
SECTION 11.14    Authority of Venture America . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 ----------------------------

                             STOCKHOLDER AGREEMENT


         THIS STOCKHOLDER AGREEMENT (this "Agreement") is made and entered into as of the 6th day of September, 1996 by and among VENTURE AMERICA MANAGEMENT LIMITED PARTNERSHIP, a Virginia limited partnership, FRANK S. TRUMBOWER, a resident of Incline Village, Nevada, SARAH P. TRUMBOWER, a resident of Berryville, Virginia, FREDERICK C. TOOMBS, a resident of Los Gatos, California, DANIEL E. MOORE, a resident of McLean, Virginia, and FRANK J. PETERNELL, a resident of Cupertino, California (such entities and individuals are referred to herein, collectively, as the "Current Stockholders" and, individually, as a "Current Stockholder"), SSE TELECOM, INC., a Delaware corporation (the "Company"), and ALCATEL TELSPACE, a societe anonyme organized under the laws of France (the "Purchaser").


                              W I T N E S S E T H:

         WHEREAS, each Current Stockholder owns the number of shares of the issued and outstanding common stock of the Company listed opposite his name on Exhibit A attached hereto; and

         WHEREAS, simultaneously with the execution of this Agreement, (i) the Purchaser will purchase 525,000 shares of the common stock of the Company from the Company pursuant to the terms of that certain Stock Purchase and Investment Agreement dated as of September 6, 1996 (the "Investment Agreement"), (ii) the Purchaser will purchase 100,000 shares of the common stock of the Company from certain Current Stockholders pursuant to the terms of that certain Stock Purchase Agreement dated as of September 6, 1996 (the "Selling Stockholder Agreement"), and (iii) the Company will issue to the Purchaser a Warrant dated September 6, 1996 to purchase 300,000 shares of common stock of the Company upon the terms set forth therein (the "Warrant"); and

         WHEREAS, the execution of this Agreement by the parties hereto is a condition precedent to the obligation of the Purchaser to consummate the transactions contemplated by the Investment Agreement and the Selling Stockholder Agreement.

         NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein and of the mutual benefits to be derived herefrom, and intending to be legally bound, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

         SECTION 1.1 Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

         "Affiliate" of a Person means a Person that directly or indirectly through one or more intermediates, controls, is controlled by, or is under common control with, the first Person.

         "Board" has the meaning set forth in Section 5.1.

         "Board of Arbitration" has the meaning set forth in Article X.

         "Business Day" means any day which is not a Saturday, Sunday or legal holiday in New York, New York or Paris, France.

         "Commercial Agreement" means that certain Joint Product Identification and Supply Agreement between the Company and the Purchaser dated September 6, 1996.

         "Common Stock" means the authorized common stock of the Company, par value $.01 per share, whether or not issued and outstanding.

         "Company" has the meaning set forth in the introductory paragraph hereof.

         "Contract" means all contracts, agreements, license agreements, leases, assignments, purchase agreements, indentures, mortgages, instruments of indebtedness, security agreements, guaranties, purchase orders, sales orders, and distribution agreements.

         "Control" (whether or not capitalized) shall mean, with respect to a Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person whether through the ownership of voting securities, by Contract or otherwise and, in any event, and without limitation of the foregoing, any Person fifty percent (50%) or more of whose voting securities are owned by another Person shall be deemed to be controlled that Person.

         "Current Stockholders" and "Current Stockholder" have the meanings set forth in the introductory paragraph hereof.

         "DGCL" has the meaning set forth in Section 5.1.

         "Election Meeting" has the meaning set forth in Section 5.1.

         "Financial Investor" means a Person meeting the requirements of Rule 13d-1(b)(1)(i) under the Securities Exchange Act of 1934, as amended.

         "Governmental Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

         "Investment Agreement" has the meaning set forth in the recitals hereof.

         "Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.

         "Liens" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, rights of others, or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract to give any of the foregoing.

         "Losses" means any and all damages, fines, costs, fees, penalties, deficiencies, losses, amounts paid in settlement and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

         "Permitted Transfer" has the meaning set forth in Section 3.2.

         "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, limited liability company, joint venture, other business organization, trust, union, association or Governmental Authority.

         "Prorata Percentage" means, with respect to a Purchasing Stockholder, a fraction, the numerator of which is the number of shares of Voting Stock owned by such Purchasing Stockholder as of the date of the Voting Stock Notice and the denominator of which is the total number of shares of Voting Stock owned by all Purchasing Stockholders as of the date of the Voting Stock Notice.

         "Purchaser" has the meaning set forth in the introductory paragraph hereof.

         "Purchaser Director" has the meaning set forth in Section 5.1.

         "Purchaser Nominee" has the meaning set forth in Section 5.1.

         "Purchasing Stockholder" has the meaning set forth in Section 3.1.

         "Registration Rights Agreement" means that certain Registration Rights Agreement dated September 6, 1996, between the Company and the Purchaser.

         "Representing Stockholder" has the meaning set forth in Article VI.

         "Restricted Investor" means any Person, other than a Financial Investor or any Stockholder, who proposes to acquire Voting Stock if either (i) such Person owns ten percent (10%) or more of the Total Voting Power of the Company prior to such acquisition, or (ii) as a result of such acquisition, such Person would own ten percent (10%) or more of the Total Voting Power of the Company immediately following such acquisition.

         "Rule 144" means Rule 144 promulgated under the Securities Act.

         "Rules of Arbitration" has the meaning set forth in Article X.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Selling Stockholder" has the meaning set forth in Section 3.1.

         "Selling Stockholder Agreement" has the meaning set forth in the recitals hereof.

         "Stockholders" mean the Current Stockholders and the Purchaser, collectively, and "Stockholder" means any one of them.

         "Subsidiary" of a Person means a Person that is, directly or indirectly, through one or more intermediates controlled by the first Person.

         "Successor Purchaser Director" has the meaning set forth in Section
5.1.

         "Total Voting Power of the Company" means the total number of votes which may be cast in the election of directors of the Company at any meeting of stockholders of the Company if all securities entitled to vote in the election of directors of the Company were present and voted at such meeting (other than votes that may be cast only upon the occurrence of a contingency).

         "Venture America" has the meaning set forth in Section 3.3.

         "Voting Agreement" means that certain Voting Agreement effective as of the date of this Agreement, among the Company, the Purchaser and certain other stockholders of the Company.

         "Voting Stock" means the Common Stock and any other capital stock or securities issued by the Company having the ordinary power to vote in the election of directors of the Company (other than such capital stock or securities having such power only upon the occurrence of a contingency) now owned or hereafter acquired by any Stockholder.

         "Voting Stock Notice" has the meaning set forth in Section 3.1(a).

         "Warrant" has the meaning set forth in the recitals hereof.

                                   ARTICLE II

                    APPROVAL OF TRANSACTIONS WITH PURCHASER

         Each Current Stockholder hereby acknowledges, consents to and approves all terms and conditions of the Investment Agreement, the Selling Stockholder Agreement, the Registration Rights Agreement, the Voting Agreement, the Commercial Agreement and all transactions contemplated therein. Each Current Stockholder hereby waives and forever relinquishes any and all preemptive rights, rights of first refusal or other rights to acquire any shares of capital stock of the Company which such Current Stockholder has pursuant to any Contract or otherwise and which would apply to the Common Stock (i) issued or to be issued by the Company to the Purchaser pursuant to the Investment Agreement, (ii) sold or to be sold by any Current Stockholder to the Purchaser pursuant to the Selling Stockholder Agreement, or (iii) issued or to be issued by the Company to the Purchaser pursuant to the Warrant.


                                  ARTICLE III

                             RIGHT OF FIRST REFUSAL

         SECTION 3.1 Grant of Right. If at any time a Stockholder (a "Selling Stockholder") proposes to sell or transfer Voting Stock in any manner, directly or indirectly, to any Person, other than pursuant to a Permitted Transfer in accordance with the terms of Section 3.2 hereof, then each of the other Stockholders (a "Purchasing Stockholder") shall have a right of first refusal to purchase its Prorata Percentage of the shares of such Voting Stock, on the terms pursuant to which such Selling Stockholder proposes to sell or transfer such Voting Stock, in accordance with the following procedure:

                 (a) Notice to Purchasing Stockholders. In the event a Selling Stockholder proposes to sell or transfer Voting Stock in a transaction that would be subject to the foregoing right of first refusal, such Selling Stockholder shall give each Purchasing Stockholder written notice (the " Voting Stock Notice") of its intentions stating (i) a description of the Voting Stock proposed to be sold or transferred and the identity of the transferee, (ii) the total number of shares of Voting Stock proposed to be sold or transferred,
         (iii) the price per share at which, and the other terms on which, such Voting Stock is proposed to be sold or transferred, and (iv) the date of such notice.

                 (b)      Exercise by Purchasing Stockholders.  Within thirty
         (30) days after the Voting Stock Notice is given to each Purchasing Stockholder, such Purchasing Stockholder may elect to purchase, at the price and on the terms specified in the Voting Stock Notice, the number of shares of Voting Stock proposed to be sold or transferred by the Selling Stockholder determined by multiplying all shares of Voting Stock proposed to be sold or transferred by the Prorata Percentage of such Purchasing Stockholder. An election to purchase shall be made by the Purchasing Stockholder in writing and must be given to the Selling Stockholder within such thirty (30) day period. Any such election made by a Purchasing Stockholder shall constitute an irrevocable, legally binding obligation of such Purchasing Stockholder to purchase its Prorata Percentage of the Voting Stock on the terms set forth in the Voting Stock Notice, and the Purchasing Stockholder and the Selling Stockholder shall use their best efforts to secure any approvals required in connection therewith. The closing of the sale of the Voting Stock by the Selling Stockholder to a Purchasing Stockholder upon the exercise of its rights under this Section 3.1 shall take place within thirty (30) days following the date on which such election to purchase is made, provided that such period shall be extended, as required, in order to comply with applicable Laws.

                 (c) Back-Up Right. If any Purchasing Stockholder does not exercise its right of first refusal to purchase shares of Voting Stock hereunder within the time specified for such exercise (including its failure to exercise the right granted in this subsection (c)), such Purchasing Stockholder shall immediately so notify all other Purchasing Stockholders, and each of the other Purchasing Stockholders shall have the right to purchase its Prorata Percentage of such shares of Voting Stock (determined without counting the shares of Voting Stock owned by the Purchasing Stockholder not exercising its right of first refusal) within a period of five (5) days following the date on which such notice is given.

                 (d) Failure to Exercise. The Selling Stockholder shall be free, subject to the co-sale rights set forth in Article IV hereof, during the period of ninety (90) days following the expiration of all rights of first refusal set forth in this Section 3.1, to sell or transfer the Voting Stock specified in the Voting Stock Notice previously delivered to each Purchasing Stockholder which is not purchased by Purchasing Stockholders to the proposed transferee(s) described in the Voting Stock Notice and on terms no less favorable to the Selling Stockholder than the terms specified in the Voting Stock Notice. The proposed sale or transfer of any such Voting Stock not sold or transferred by the Selling Stockholder to such transferee(s) within such ninety (90) day period shall again be subject to the restrictions set forth in this Section 3.1.

         SECTION 3.2 Permitted Transfers of Voting Stock. The right of first refusal contained in Section 3.1 hereof shall not apply to any sale or transfer of Voting Stock made by a Selling Stockholder (a "Permitted Transfer"): (i) to another Stockholder or an Affiliate of another Stockholder, (ii) pursuant to a bona fide public offering registered under the Securities Act of either Voting Stock or securities exchangeable or exercisable for Voting Stock or, if such securities being sold or transferred are registered under the Securities Act, in any other public market transaction, (iii) pursuant to Rule 144 (but excluding Rule 144A promulgated under the Securities Act), (iv) pursuant to any repurchase by the Company, (v) pursuant to any bona fide gift to a charitable organization, (vi) pursuant to any transfer to a Selling Stockholder's ancestors, descendants, spouse or to a trustee for their benefit, (vii) pursuant to community property or similar domestic relations laws, or (viii) if the Purchaser is the Selling Stockholder, to an Affiliate of the Purchaser. Notwithstanding the foregoing, any proposed sale or transfer pursuant to subparagraph (vii) of this Section 3.2 shall not qualify as a Permitted Transfer (and shall therefore be subject to the rights of first refusal in Section 3.1) unless such Selling Stockholder notifies the Company and the Stockholders (other than the Selling Stockholder) of such sale or transfer and the proposed transferee furnishes the Company and the Stockholders (other than the Selling Stockholder) with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the Selling Stockholder prior to receiving the Voting Stock being transferred. In addition, notwithstanding the foregoing, any proposed sale or transfer pursuant to subparagraphs (ii) or (iii) of this
Section 3.2 shall not qualify as a Permitted Transfer (and shall therefore be subject to the rights of first refusal in Section 3.1) if the Selling Stockholder solicits or arranges for the solicitation of orders to purchase such Voting Stock by a Restricted Investor from an underwriter in anticipation of or in connection with a registered public offering or from or through a broker in anticipation of or in connection with a Rule 144 transaction or other public market transaction, provided that the execution and performance of an underwriting agreement by the Selling Stockholder in connection with a registered public offering shall not, in and of itself, be considered soliciting or arranging for the solicitation of orders to purchase Voting Stock. Simultaneous with any transfer described in subparagraph (v) or (vi), the Selling Stockholder shall certify to each Stockholder (other than the Selling Stockholder) that such transfer is not intended to indirectly complete any transfer that would otherwise be restricted pursuant to this Article III.

         SECTION 3.3 Liquidation of Venture America. The Stockholders and the Company acknowledge that Venture America Management Limited Partnership, a Virginia limited partnership and a Current Stockholder ("Venture America"), will undergo a complete liquidation on or before December 31, 1996, and that, in connection therewith, the 250,366 shares of Common Stock currently owned by Venture America will be distributed to the following partners thereof in approximately equal amounts: Daniel E. Moore, James R. Ball, Otis F. Coston.

         The provisions in this Article III shall not apply to the transfer of such shares of Common Stock by Venture America to the foregoing individuals in connection with the liquidation of Venture America described above, provided that, in the case of any transfer to Mr. Ball or Mr. Coston, such individual and, if legally necessary or appropriate, his spouse (if any) agrees in writing to be bound by all provisions of this Agreement binding on a Current Stockholder and that a copy of such agreement is delivered to each party hereto before such transfer.

         SECTION 3.4 No Adverse Effect for Failure to Purchase. The exercise or non-exercise of its right of first refusal by any Purchasing Stockholder hereunder in one or more cases shall not adversely affect such Purchasing Stockholder's right to exercise such right of first refusal with respect to any subsequent proposed sale or transfer of Voting Stock by a Selling Stockholder pursuant to this Article III.


                                   ARTICLE IV

                                RIGHT OF CO-SALE

         SECTION 4.1 Grant of Right. If at any time a Selling Stockholder proposes to sell or transfer any Voting Stock in any manner, directly or indirectly, to any Person, other than pursuant to a Permitted Transfer, and if all shares of such Voting Stock are not purchased pursuant to the exercise of the rights of first refusal with respect to such proposed sale or transfer set forth in Section 3.1 hereof, then each Purchasing Stockholder shall have the right, exercisable by giving written notice to the Selling Stockholder, within ten (10) days after the expiration of all unexercised rights of first refusal pursuant to Sections 3.1(b) and (c), to participate in such sale or transfer of Voting Stock by the Selling Stockholder on the terms set forth in the Voting Stock Notice previously provided to such Purchasing Stockholder pursuant to Section 3.1. If any Purchasing Stockholder exercises such right of participation, the number of shares of Voting Stock which such Selling Stockholder may sell or transfer shall be correspondingly reduced. The right of participation of each Purchasing Stockholder shall be subject to the following additional terms and conditions:

                 (a) Calculation of Shares. The number of shares of Voting Stock which the Purchasing Stockholder may sell or transfer (in whole or in part) shall be determined by multiplying (i) the aggregate number of shares of Voting Stock which the Selling Stockholder proposes to sell or transfer (following the exercise or the expiration, as the case may be, of the rights of first refusal set forth in Section 3.1) by (ii) a fraction, the numerator of which is the number of shares of Voting Stock owned by the Purchasing Stockholder as of the date of the Voting Stock Notice and the denominator of which is the total number of shares of Voting Stock owned by all Stockholders as of the date of the Voting Stock Notice.

                 (b) Delivery of Certificates. At the closing of the sale or transfer of the Voting Stock to the transferee, each Purchasing Stockholder electing to participate therein pursuant to this Section
         4.1 shall deliver to the Selling Stockholder for transfer to the transferee one or more stock certificates, properly endorsed for transfer, which represent the number of shares of Voting Stock which such Purchasing Stockholder elects to sell pursuant to this Section 4.1.

         SECTION 4.2 Transfer of Sale Proceeds. The stock certificate or certificates which each Purchasing Stockholder delivers to the Selling Stockholder pursuant to Section 4.1(b) shall be delivered by the Selling Stockholder to the transferee in consummation of the sale or transfer pursuant to the terms and conditions specified in the Voting Stock Notice, and the Selling Stockholder shall promptly thereafter remit to such Purchasing Stockholder that portion of the sale proceeds to which the Purchasing Stockholder is entitled by reason of its participation in such sale.

         SECTION 4.3  Liquidation of Venture America.  The provisions in this
Article IV shall not apply to any transfer of shares of Common Stock in connection with the liquidation of Venture America which satisfies the requirements of Section 3.3.

         SECTION 4.4 No Adverse Effect for Failure to Participate. The exercise or non-exercise of its co-sale rights by any Purchasing Stockholder hereunder in one or more cases shall not adversely affect such Purchasing Stockholder's right to exercise such right of co-sale with respect to any subsequent proposed sale or transfer of Voting Stock by a Selling Stockholder pursuant to this Article IV.

                                   ARTICLE V

                              BOARD REPRESENTATION
                             AND OBSERVATION RIGHTS

         SECTION 5.1  Designation of Nominee by Purchaser.  At least thirty
(30) days prior to establishing the date for any annual or special meeting of stockholders of the Company at which the Board of directors of the Company (the "Board") will be elected (an "Election Meeting") the Company shall notify the Purchaser of its intent to establish such date. Upon its receipt of such notice, the Purchaser shall have the right, but not the obligation, to designate an individual who may, but need not be, an employee of the Purchaser or an Affiliate of the Purchaser (the "Purchaser Nominee") for nomination to the Board. The Company and the Current Stockholders shall use their best efforts to cause the Purchaser Nominee to be nominated (including, but not limited to, making the Purchaser Nominee a member of the recommended management slate of directors) for election to the Board at such Election Meeting and elected thereat. In addition, each Current Stockholder agrees to vote (whether in person or by proxy) all shares of Voting Stock of the Company owned or held of record by such Current Stockholder at any Election Meeting in favor of the election of the Purchaser Nominee to the Board.

         In the event that any Purchaser Nominee is elected to the Board (the "Purchaser Director") and thereafter such Purchaser Director dies, resigns, or is removed (with or without cause) from the Board, then the Purchaser shall have the right, but not the obligation, to designate a successor Purchaser Director (the "Successor Purchaser Director") to fill the vacancy on the Board. In the event the Purchaser designates such Successor Purchaser Director, the Company and the Current Stockholders shall use their best efforts to cause the remaining directors on the Board to elect the Successor Purchaser Director in accordance with the certificate of incorporation and by-laws of the Company and the Delaware General Corporation Law ("DGCL") as the successor director to hold office for the unexpired portion of the term of the Purchaser Director. In addition, if the stockholders of the Company have the right to appoint a successor director pursuant to the terms of the certificate of incorporation and by-laws of the Company and the DGCL, then the Company and the Current Stockholders shall use their best efforts to cause the stockholders of the Company to appoint the Successor Purchaser Director as the successor to the Purchaser Director and, in connection therewith, each Current Stockholder agrees to vote (whether in person or by proxy) all shares of Voting Stock of the Company owned or held of record by such Stockholder in favor of the appointment of the Successor Purchaser Director as the successor to the Purchaser Director.

         SECTION 5.2 Indemnification and Insurance. The Company shall indemnify and hold harmless each of the Purchaser Nominee, the Purchaser Director and the Successor Purchaser Director from and against any and all Losses arising out of or related to his service as a director of the Company or any Affiliate of the Company to the maximum extent permitted by Law (including, without limitation, the DGCL), the certificate of incorporation of the Company and the bylaws of the Company. In addition, throughout the term of this Agreement, the Company shall maintain in effect directors and officers liability insurance covering each of the Purchaser Nominee, the Purchaser Director and the Successor Purchaser

Director in his capacity as a director of the Company and providing the following minimum benefits: $3,000,000 combined limits. The obligations of the Company in this Section 5.2 shall survive the termination of this Agreement. The Company shall not, without the prior written consent of the Purchaser, (i) amend any provision of its certificate of incorporation or bylaws pertaining to the indemnification of directors, or (ii) reduce the minimum benefits under the foregoing directors insurance.

         SECTION 5.3 Observation Rights. If at any time neither a Purchaser Nominee (or a Purchaser Director) nor a Successor Purchaser Director is serving on the Board, the Purchaser shall have the right to have a representative designated by it attend all meetings of the Board and observe all proceedings transacted at such meetings. The Company shall provide to such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time it provides such information to directors. Notwithstanding the foregoing, the Company reserves the right to exclude such representative from any meeting or any part thereof if the Company believes, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information or for other similar reasons.


                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES
                          OF THE CURRENT STOCKHOLDERS

         Each Current Stockholder (the " Representing Stockholder") hereby severally represents and warrants to the Purchaser as follows:

         SECTION 6.1 Organization, Good Standing, Due Authorization, Execution and Delivery by Entity Stockholder. If the Representing Stockholder is Venture
America: (i) the Representing Stockholder is duly organized, validly existing and in good standing as a limited partnership under the laws of the State of its formation and has the partnership power and authority to enter into and perform its obligations under this Agreement, (ii) the execution, delivery and performance of this Agreement by the Representing Stockholder and the consummation of the transactions contemplated hereby by the Representing Stockholder have been duly authorized by all necessary partnership action on the part of the Representing Stockholder, (iii) this Agreement has been duly executed and delivered by the Representing Stockholder, and (iv) this Agreement constitutes the legal, valid and binding obligations of the Representing Stockholder enforceable against the Representing Stockholder in accordance with its terms, except that such enforcement (A) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and (B) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

         SECTION 6.2 Due Authorization, Execution and Delivery by Individual Stockholder. If the Representing Stockholder is an individual: (i) the Representing Stockholder has full authority to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, (ii) this Agreement has been duly executed and delivered by the Representing Stockholder, and (iii) this Agreement constitutes the legal, valid and binding obligations of the Representing Stockholder enforceable against the Representing Stockholder in accordance with its terms, except that such enforcement (A) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and (B) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

         SECTION 6.3  Title to Shares.

                 (a) Title. The Representing Stockholder owns beneficially and of record all of the shares of Common Stock set forth opposite such Representing Stockholder's name on Exhibit A, and the Representing Stockholder owns no other shares of capital stock of the Company. Upon the delivery of and payment for any shares of Common Stock to be sold by the Representing Stockholder to the Purchaser pursuant to Article III, the Purchaser will acquire good and valid title to all such shares of Common Stock from the Representing Stockholder, free and clear of all Liens.

                 (b) Stock Rights. Except as disclosed on Exhibit B, the Representing Stockholder is not a party to or bound by, or the beneficiary of, (i) any outstanding subscriptions, options, warrants, rights (including conversion rights, preemptive rights or rights of first refusal) or Contracts, orally or in writing, obligating the Company or any of its Subsidiaries, contingently or otherwise, to issue or sell, or cause to be issued or sold, any shares of capital stock or other equity interest, or any securities convertible into or exchangeable for capital stock or other equity interest, in the Company or any of its Subsidiaries, (ii) any outstanding rights or Contracts, orally or in writing, obligating the Company or any of its Subsidiaries, contingently or otherwise, to purchase or redeem, or cause to be purchased or redeemed, any shares of capital stock or other equity interest, or any securities convertible into or exchangeable for capital stock or other equity interest, in the Company or any of its Subsidiaries, or (iii) any Contract or understanding, oral or written, which obligates the Representing Stockholder to purchase or sell any capital stock or other security of the Company or any of its Subsidiaries, which affects or relates to the voting or giving of written consents with respect to any capital stock or other security of the Company or any of its Subsidiaries or which otherwise relates to any such capital stock or other security.

                 (c) Registration Rights. The Representing Stockholder does not have any registration rights (including, without limitation, demand or piggyback rights) with respect to any capital stock or other securities of the Company or any of its Subsidiaries.

         SECTION 6.4 Consents; No Conflict. The Representing Stockholder is not required to obtain the consent, authorization or approval of any Person, or any authorization, approval or permit from any Governmental Authority, as a condition to the consummation of this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the termination of, contravene or constitute a default under, or be an event which with the giving of notice or passage of time or both will become a default under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any material Lien or loss of any rights with respect to the Representing Stockholder pursuant to any of the terms, conditions or provisions of or under, any applicable Law, the articles of formation (if any) of the Representing Stockholder, or any Contract to which the Representing Stockholder is a party or which is otherwise binding upon the Representing Stockholder.

         SECTION 6.5 Disclosure. The representations and warranties of the Representing Stockholder contained in this Agreement and in any schedule, certificate, or agreement furnished by the Representing Stockholder to the Purchaser pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.


                                  ARTICLE VII

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser hereby represents and warrants to the Current Stockholders as follows:

         SECTION 7.1 Organization and Authority of the Purchaser. The Purchaser is a societe anonyme duly organized, validity existing and in good standing under the laws of France. The Purchaser has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein.

         SECTION 7.2 Due Authorization, Execution and Delivery. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser. This Agreement constitutes the legal valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, except that such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

         SECTION 7.3 Consents; No Conflict. The Purchaser is not required to obtain the consent, authorization or approval of any Person, or any authorization, approval or permit from any Governmental Authority, as a condition to the consummation of this Agreement by the Purchaser. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby will not conflict with, result in the termination of, contravene or constitute a default under, or be an event which with the giving of notice or passage of time or both will become a default under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any material Lien or loss of any rights with respect to the

Purchaser pursuant to any of the terms, conditions or provisions of or under, any applicable Law, the certificate of incorporation or by-laws of the Purchaser, or any Contract to which the Purchaser is a party or which is otherwise binding upon the Purchaser.

         SECTION 7.4 Disclosure. The representations and warranties of the Purchaser contained in this Agreement and in any schedule, certificate or agreement furnished by the Purchaser to the Current Stockholders pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.


                                  ARTICLE VIII

                                  TERMINATION

         This Agreement shall (a) terminate in its entirety on the date on which the Purchaser and all of the Affiliates of the Purchaser hold, in the aggregate, less than 500,000 shares of Voting Stock provided that on such date such shares so held represent less than 8% of the outstanding shares of Voting Stock on a fully diluted basis, and (b) shall terminate as to each Current Stockholder or any Person that becomes a party hereto after the date hereof on the date on which such Current Stockholder or such other Person, as the case may be, holds, of record and beneficially, less than 10,000 shares of Voting Stock.


                                   ARTICLE IX

                             VIOLATIONS AND LEGENDS

         SECTION 9.1 Violations of this Agreement. Any attempt to transfer shares of Voting Stock in violation of Articles III or IV hereof shall be void and the Company agrees that it will not effect such a transfer nor will it treat any alleged transferee as the holder of such shares. In addition to all other rights and remedies available to the Purchaser under this Agreement at Law or in equity for a violation of Article III of this Agreement by a Selling Stockholder, if any Selling Stockholder transfers Voting Stock in a transaction which violates Article III hereof, the Company shall, at the option of the Purchaser, sell to the Purchaser the number of shares of Voting Stock which the Purchaser was entitled to purchase from such Selling Stockholder had such Selling Stockholder complied with the provisions of Article III in connection with such transfer at the price required by Article III. The Purchaser may exercise such right to purchase by notifying the Company in writing within thirty (30) days following the discovery by the Purchaser of the violation of
Article III by such Selling Stockholder.

         SECTION 9.2 Legends. Each certificate representing shares of the capital stock of the Company now or hereafter owned by any Stockholder, which does not represent shares registered under the Securities Act, shall be endorsed with the following legend:

         "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."


                                   ARTICLE X

                             RESOLUTION OF DISPUTES

         The parties hereto shall attempt to settle all disputes arising in connection with this Agreement through good faith negotiations. In the event any such dispute cannot be resolved within sixty (60) days after any party involved in such dispute notifies the other parties involved in such dispute that the dispute is to be resolved pursuant to this Article X, then any such party may submit such dispute to arbitration. Any dispute submitted to arbitration pursuant to this Article X shall be finally and conclusively determined in accordance with the Rules of Arbitration of the International Chamber of Commerce (the "Rules of Arbitration") then in effect by the decision of three (3) arbitrators selected in accordance with the Rules of Arbitration, unless the parties shall agree on a single arbitrator (the "Board of Arbitration"). The Board of Arbitration shall meet in New York, New York and shall render a decision in writing (concurred in by a majority of the members of the Board of Arbitration if more than one) with respect to and stating the amount, if any, which any party hereto is required to pay to any other party hereto in respect of such dispute. To the extent practical, the decision of the Board of Arbitration shall be rendered no more than thirty (30) days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to each of the parties involved in such dispute. Any decision made by the Board of Arbitration (either prior to or after the expiration of such thirty (30) day period) shall be final, binding and conclusive on the parties hereto and entitled to be enforced to the fullest extent permitted by Law and entered in any court of competent jurisdiction.

         All parties hereto hereby consent to the jurisdiction of the foregoing Board of Arbitration and to the jurisdiction of any state or federal court located in the States of New York or Delaware and any national court located in France for the purpose of enforcing the decision or award of the Board of Arbitration. All parties hereto agree that service of process may be made on any such party by personal delivery or by registered or certified mail addressed to the appropriate party at the address for such party specified in
Section 11.1 hereof. The submission to the jurisdiction of the courts referred to above for the purpose of enforcing the decision or award of the Board of Arbitration shall not (and shall not be construed so as to) limit the right of any party to file or commence proceedings against any other party in any other court of competent jurisdiction for the purpose of enforcing the decision or award of the Board of Arbitration nor shall the filing or commencement of proceedings in any one or more jurisdictions for such purpose preclude the filing or taking of proceedings in any other jurisdiction for such purpose (whether concurrently or not) if and to the extent permitted by applicable Law. Each and every arbitration proceeding commenced pursuant to this Article X shall be consolidated with any arbitration proceeding then pending under this Article X. All fees, costs and expenses in relation to the arbitration, including, but not limited to, attorneys' fees shall be paid by such parties as determined by the Board of Arbitration.


                                   ARTICLE XI

                                 MISCELLANEOUS

         SECTION 11.1 Notices. All notices, requests and other communications hereunder shall be in writing and will be deemed to have been duly given (i) when personally delivered, (ii) when sent by telefax to a party at the number listed below for such party (if any), (iii) three (3) Business Days after the day on which the same has been delivered prepaid to an international courier service, or (iv) ten (10) Business Days after the deposit in the United States mail, registered or certified, return receipt requested, postage prepaid, in each case addressed to the party to whom such notice is to be given at the following address for such party:

         If to the Company:
                                      SSE Telecom, Inc.
                                      8230 Leesburg Pike, Suite 710
                                      Vienna, Virginia  22182
                                      U.S.A.
                                      Attn: Daniel E. Moore
                                      Telefax No.: (703) 442-4507

         With copies to:
                                      Surovell, Jackson, Colton & Dugan, P.C.
                                      4010 University Drive, Suite 200
                                      Fairfax, Virginia  22030
                                      Attn:   G. Donald Markle, Esq.
                                      Telefax No.: (703) 591-2149

         If to the Purchaser:
                                      Alcatel Telspace
                                      5 rue Noel PONS
                                      92734 NANTERRE Cedex
                                      FRANCE
                                      Attn: Jacques Couet
                                      Telefax No.: 331-46524596

         With copies to:

                                           Alcatel Telspace
                                           5 rue Noel PONS
                                           92734 NANTERRE Cedex
                                           FRANCE
                                           Attn:   Martine Funston, Esq.
                                           Telefax No.: 331-46524595

         If to the Current Stockholders:

                                           To the address and/or telefax
                                           number for each Current Stockholder
                                           set forth below its signature

Any party hereto from time to time may change its address, telefax number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

         SECTION 11.2 Fees and Expenses. The Company, the Current Stockholders and the Purchaser shall each bear their or its own expenses in connection with the negotiation and preparation of this Agreement, all documents and instruments contemplated hereby, and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of their respective counsel, accountants, investment bankers and consultants.

         SECTION 11.3 Public Announcements. Except as otherwise required by Law, no party hereto shall issue any press release or make any other public announcement with respect to the transactions contemplated hereby without the approval of the other parties hereto, which approval shall not be unreasonably withheld or delayed.

         SECTION 11.4 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

         SECTION 11.5 Waiver. Any term or condition of this Agreement may be waived at any time by the party hereto that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party hereto of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

         SECTION 11.6 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

         SECTION 11.7 Benefits and Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, provided that the Purchaser may assign any or all rights or obligations of the Purchaser hereunder to any Affiliate of the Purchaser. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

         SECTION 11.8 Captions. The captions used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

         SECTION 11.9 Exhibits and Schedules. All exhibits and schedules referred to in this Agreement, all attachments to such exhibits or schedules, and any other attachment to this Agreement are hereby incorporated by reference into this Agreement and hereby are made a part of this Agreement as if set out in full herein.

         SECTION 11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

         SECTION 11.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

         SECTION 11.12 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         SECTION 11.13 No Third Party Beneficiary. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

         SECTION 11.14 Authority of Venture America. Simultaneously with the execution of this Agreement, Venture America shall deliver to the Purchaser copies of resolutions duly adopted by the general partner or the partners of Venture America (or such other individuals or entities) as are necessary to legally authorize Venture America to execute and perform its obligations under this Agreement, together with an incumbency certificate of each individual who will be executing this Agreement on behalf of Venture America (including the name, title and signature of each such individual).

         IN WITNESS WHEREOF, the parties have executed this Stockholder Agreement as of the date first written above.

                                      COMPANY:

                                      SSE TELECOM, INC.,
                                      a Delaware corporation

                                      By:  /s/ Frederick C. Toombs
                                          ----------------------------------

                                      Name:   Frederick C. Toombs
                                           ---------------------------------

                                      Title:  President
                                            --------------------------------


                                      PURCHASER:

                                      ALCATEL TELSPACE, a
                                      French societe anonyme

                                      By:  /s/ Jerome de Vitry
                                         --------------------------------------

                                      Name:   Jerome de Vitry
                                           ------------------------------------

                                      Title:  Director R & D Product Management
                                            -----------------------------------
                                            Attorney-In-Fact

                                      STOCKHOLDERS:


                                      VENTURE AMERICA MANAGEMENT LIMITED
                                      PARTNERSHIP,  a Virginia Limited
                                      Partnership


                                      By: /s/ Daniel E. Moore
                                          ------------------------------------
                                      Name:          Daniel E. Moore
                                      Title:         General Partner
                                      Address:       8230 Leesburg Pike
                                                     Suite 710
                                                     Vienna, VA  22182
                                      Telefax No.:   703-790-0486

                                    /s/ FRANK S. TRUMBOWER
                                    ------------------------------------------
                                    FRANK S. TRUMBOWER

                                    Address:         774 Mays Boulevard
                                                     Unit 10-356
                                                     Incline Village, NV  89451
                                    Telefax No.:     703-893-0608
                                                     --------------------------

                                    /s/ FREDERICK C. TOOMBS
                                    -------------------------------------------
                                    FREDERICK C. TOOMBS

                                    Address:         16251 Shannon Road
                                                     Los Gatos, CA  95032
                                    Telefax No.:     408-358-2024

                                    /s/ SARAH P. TRUMBOWER
                                    -------------------------------------------
                                    SARAH P. TRUMBOWER

                                    Address:         Route 3, Box 5470
                                                     Berryville, VA  22611
                                    Telefax No.:     540-935-2543
                                                     --------------------------

                                    /s/ DANIEL E. MOORE
                                    -------------------------------------------
                                    DANIEL E. MOORE

                                    Address:         1629 Wrightson Drive
                                                     McLean, VA  22101
                                    Telefax No.:     703-893-0743


                                    /s/ Frank J. Peternell
                                    -------------------------------------------
                                    FRANK J. PETERNELL

                                    Address:         2023 El Ranchero Drive
                                                     (Blue Lake Springs)
                                                     Arnold, CA  95223
                                    Telefax No.:
                                                 ------------------------------





                                     - 19 -
SARAH P. TRUMBOWER

         The undersigned company hereby waives its right to purchase any shares of Voting Stock owned by Frank J. Peternell which is contained in that certain Amendment to Employment Agreement dated as of July 1, 1996, by and between the undersigned and Mr. Peternell to the extent such right is inconsistent with any rights granted to the Stockholders herein and further agrees that any such rights granted to the Stockholders shall have priority over such right of the undersigned.


                                                   SSE TECHNOLOGIES, INC.


                                                   By: /s/ Frederick C. Tombs
                                                      -------------------------
                                                   Name:  Frederick C. Tombs
                                                        -----------------------
                                                   Title: President
                                                         ----------------------

                                VOTING AGREEMENT

     This Voting Agreement (this "Agreement") is made and entered into as of the Effective Date (as defined below) by and among SSE TELECOM, INC., a Delaware corporation (the "Company"), ALCATEL TELSPACE, a societe anonyme organized under the laws of France (the "Purchaser"), and each stockholder of the Company who becomes a party to this Agreement by the execution of this Agreement, or a like counterpart hereof (such entities and individuals are referred to herein, collectively, as the "Stockholders" and, individually, as a "Stockholder").

                                    WITNESS:

     WHEREAS, the Company and Purchaser intend that Purchaser will acquire shares of the common stock of the Company pursuant to the terms of a certain Stock Purchase and Investment Agreement to be entered into by the Company and Purchaser (the "Investment Agreement"); and

     WHEREAS, to induce the Purchaser to enter into the Investment Agreement and to purchase shares of the Company's common stock, the Company has agreed to request the Stockholders to enter into this Agreement; and

     WHEREAS, the Stockholders deem the purchase of common stock of the Company by the Purchaser pursuant to the Investment Agreement to be in the best interests of the Company, and the Stockholders are willing to enter into this Agreement.

     NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein and of the mutual benefits to be derived herefrom, and intending to be legally bound, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.1 DEFINITIONS. As used in this Agreement, the following defined terms have the meanings indicated below:

     "AFFILIATE" of a person means a Person that directly or indirectly through one or more intermediates, controls, is controlled by, or is under common control with, the first Person. For purposes of this definition, "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

     "BOARD" has the meaning set forth in Article II.

     "COMMON STOCK" means the authorized Common Stock of the Company, par value $.01 per share, whether or not issued and outstanding.

     "COMPANY" has the meaning set forth in the introductory paragraph hereof.

     "DGCL" has the meaning set forth in Article II.

     "EFFECTIVE DATE" has the meaning set forth in Section 4.2

     "ELECTION MEETING" has the meaning set forth in Article II.

     "INVESTMENT AGREEMENT" has the meaning set forth in the recitals hereto.

     "PERSON" means any natural person, corporation, general partnership, limited partnership, proprietorship, limited liability company, joint venture, other business organization, trust, union, association or governmental authority.

     "PURCHASER" has the meaning set forth in the introductory paragraph hereof.

     "PURCHASER DIRECTOR" has the meaning set forth in Article II.

     "PURCHASER NOMINEE" has the meaning set forth in Article II.

     "STOCKHOLDERS" and "STOCKHOLDER" have the meaning set forth in the introductory paragraph hereof.

     "SUCCESSOR PURCHASER DIRECTOR" has the meaning set forth in Article II.

     "VOTING STOCK" means the Common Stock and any other capital stock or securities issued by the Company having the ordinary power to vote in the election of directors of the Company (other than such capital stock or securities having such power only upon the occurrence of a contingency) now owned or hereafter acquired by any Stockholder.

                                   ARTICLE II

                              BOARD REPRESENTATION

     At least thirty (30) days prior to establishing the date for any annual or special meeting of stockholders of the Company at which the Board of Directors of the Company (the "Board") will be elected (an "Election Meeting") the Company shall notify the Purchaser of its intent to establish such date. Upon its receipt of such notice, the Purchaser shall have the right, but not the obligation, to designate an individual who may, but need not be, an employee of the Purchaser or an Affiliate of the Purchaser (the "Purchaser Nominee") for nomination to the Board. The Company and the Stockholders shall use their best efforts to cause the Purchaser Nominee to be nominated (including, but not limited to, making the Purchaser Nominee a member of the recommended management slate of directors) for election to the Board at such Election Meeting and elected thereat. In addition, each Stockholder agrees to vote (whether in person or by proxy) all shares of Voting Stock of the Company owned or held of record by such Stockholder at any Election Meeting in favor of the election of the Purchaser Nominee to the Board.

     In the event that any Purchaser Nominee is elected to the Board (the "Purchaser Director") and thereafter such Purchaser Director dies, resigns, or is removed (with or without cause) from the Board, then the Purchaser shall have the right, but not the obligation, to designate a successor Purchaser Director (the "Successor Purchaser Director") to fill the vacancy on the Board. In the event the Purchaser designates such Successor Purchaser Director, the Company and the Stockholders shall use their best efforts to cause the remaining directors on the Board to elect the Successor Purchaser Director in accordance with the certificate of incorporation and by-laws of the Company and the Delaware General Corporation Law ("DGCL") as the successor director to hold office for the unexpired portion of the term of the Purchaser Director. In addition, if the stockholders of the Company have the right to appoint a successor director pursuant to the terms of the certificate of incorporation and by-laws of the Company and the DGCL, then the Company and the Stockholders shall use their best efforts to cause the stockholders of the Company to appoint the Successor Purchaser Director as the successor to the Purchaser Director and, in connection therewith, each Stockholder agrees to vote (whether in person or by proxy) all shares of Voting Stock of the Company owned or held of record by such Stockholder in favor of the appointment of the Successor Purchaser Director as the successor to the Purchaser Director.

                                  ARTICLE III

                                  TERMINATION

     This Agreement shall terminate (a) on the date on which the Purchaser and all of the Affiliates of the Purchaser hold, in the aggregate, less than 500,000 shares of Common Stock, or (b) as to each Stockholder, the date on which such Stockholder holds, of record and beneficially, less than 5,000 shares of Voting Stock. In addition to the foregoing, this Agreement shall terminate in respect to O'Henry Partnership and in respect to Theodore J. Georgelas and April Georgelas, if not earlier terminated, on September 30, 1998.

                                   ARTICLE IV

                                 MISCELLANEOUS

     SECTION 4.1 NOTICES. All notices and other communications hereunder shall be in writing and will be deemed to have been duly given (i) when personally delivered, (ii) when sent by telefax to a party at the number listed below for such party, (iii) three (3) business days after the day on which the same has been delivered prepaid to an international courier service, or (iv) ten
(10) business days after the deposit in the United States mail, registered or certified, return receipt requested, postage prepaid, in each case addressed to the party to whom such notice is to be given at the following address for such party:

If to the Company        SSE Telecom, inc.
                         8230 Leesburg Pike
                         Suite 710
                         Vienna, Virginia 22182
                         U.S.A.
                         Attention:  Daniel E. Moore
                         Telefax No.:  703-790-0486

With Copies to:          Surovell, Jackson, Colten & Dugan, P.C.
                         4010 University Drive, Suite 200
                         Fairfax, Virginia 22030
                         U.S.A.
                         Attention:  G. Donald Markle, Esquire
                         Telefax No.:  703-591-2149

If to the Purchaser:     Alcatel Telspace
                         5 rue Noel PONS
                         92734 NANTERRE Cedex
                         FRANCE
                         Attention:  Jacques Couet
                         Telefax No.:  331-46524596

With Copies to:          Alcatel Telspace
                         5 rue Noel PONS
                         92734 NANTERRE Cedex
                         FRANCE
                         Attention:  Martine Funston, Esquire
                                     Legal Counsel
                         Telefax No.:  331-46524595

If to the Stockholders:  To the address and/or telefax number for each
                         Stockholder set forth below its signature

Any party hereto from time to time may change its address, telefax number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     SECTION 4.2 EFFECTIVE DATE. This Agreement shall be effective (the "Effective Date") concurrent with closing under the Investment Agreement as to each Person who has executed this Agreement at or prior to closing under the Investment Agreement, and as of the date of execution of this Agreement by any Person who becomes a party to this Agreement after closing under the Investment Agreement.

     SECTION 4.3 OWNERSHIP OF VOTING STOCK. Each Stockholder severally represents to Purchaser that such Stockholder holds of record and beneficially, as of the Effective Date, the number of shares of Common Stock of the Company set forth after such Stockholder's signature.

     SECTION 4.4 BENEFITS AND BINDING EFFECT. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto, provided that the Purchaser may assign any or all rights or obligations of the Purchaser hereunder to any Affiliate of the Purchaser. Nothing contained in this Agreement shall restrict or inhibit the right of any Stockholder to transfer or sell any shares of Common Stock owned by such Stockholder free and clear from the terms and provisions of this Agreement, and any transferee of such shares shall not be bound by this Agreement. Subject to the first sentence of this Section 4.4, this Agreement is binding upon, and inures to the benefit of and is enforceable by the parties hereto, and their respective successors in interest.

     SECTION 4.5 CAPTIONS. The captions used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     SECTION 4.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to a contract executed and performed in such

State, without giving effect to the conflicts of laws principles thereof.

     SECTION 4.7 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

     SECTION 4.8 SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     SECTION 4.9 NO THIRD PARTY BENEFICIARY. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

     IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the Effective Date.

                                   COMPANY:

                                   SSE TELECOM, INC., a Delaware
                                   corporation

                                   By: /s/ Frederick  C. Toombs
                                      -----------------------------------------

                                   Name:  Frederick C. Toombs
                                        ---------------------------------------
                                   Title:  President
                                         --------------------------------------


                                   PURCHASER:

                                   ALCATEL TELSPACE, a French societe
                                   anonyme


                                   By: /s/ Jerome de Vitry
                                      -----------------------------------------

                                   Name: Jerome de Vitry
                                        ---------------------------------------

                                   Title:  Director R&D and Product Management
                                         --------------------------------------
                                         ATTORNEY-IN-FACT

                        SIGNATURE PAGE FOR STOCKHOLDERS
                   WHO BECOME PARTIES TO THE VOTING AGREEMENT
                AMONG SSE TELECOM, INC., ALCATEL TELSPACE, S.A.,
                 AND CERTAIN STOCKHOLDERS OF SSE TELECOM, INC.


                                   STOCKHOLDER:

                                   O'HENRY PARTNERSHIP




                                   By: /s/ Kimerly G. Henry
                                      ------------------------------------------
                                      Kimerly Henry, General Partner
                                      522 Cedar Creek Grade
                                      Winchester, VA 22601
                                      Telefax No.:  (540) 662-0063
                                                  ------------------------------

                                   Shares of Common Stock:  141,339
                                                          ----------------------

                                   Date of Execution:  September 3, 1996
                                                     ---------------------------


                                   THEODORE J. AND APRIL GEORGELAS,
                                   TENANTS BY THE ENTIRETY

                                   Shares of Common Stock:  113,071
                                                          ----------------------

                                    /s/ Theodore J. Georgelas
                                   ---------------------------------------------
                                   Theodore J. Georgelas

                                   Address: 7601 Lewinsville Road, #250
                                           -------------------------------------
                                            McLean, VA 22102
                                   ---------------------------------------------

                                   Telefax No.:  703-893-3744
                                               ---------------------------------

                                   Date of Execution:  8/27/96
                                                     ---------------------------


                                    /s/ April Georgelas
                                   ---------------------------------------------
                                   April Georgelas

                                   Address:  720 Live Oak Dr.
                                           -------------------------------------
                                             McLean, VA 22101
                                   ---------------------------------------------

                                   Telefax No.:  703-821-3273
                                               ---------------------------------

                                   Date of Execution:  8-30-96
                                                     ---------------------------

                                   PRESCAP LIMITED PARTNERSHIP, a West
                                   Virginia Limited Partnership


                                   By: /s/ Frank S. Trumbower
                                      ------------------------------------------
                                      Frank S. Trumbower, General Partner
                                      1430 Spring Hill Road, Suite 200
                                      McLean, Virginia 22102
                                      Telefax No.:  703-893-0608

                                   Shares of Common Stock:  16,667
                                                          ----------------------

                                   Date of Execution:  8-30-96
                                                     ---------------------------


                                   PRINZ (U.S.A.) DISTRIBUTORS, INC.,
                                   a Virginia Corporation


                                   By: /s/ Frank S. Trumbower
                                      ------------------------------------------
                                      Frank S. Trumbower, President
                                      1430 Spring Hill Road, Suite 200
                                      McLean, Virginia 22102
                                      Telefax No.:  703-893-0608

                                   Shares of Common Stock:  105,000
                                                          ----------------------

                                   Date of Execution:  8-30-96
                                                     ---------------------------

                                   AVENEL CAPITAL MANAGEMENT, INC. a
                                   Virginia Corporation


                                   By: /s/ Frank S. Trumbower
                                      ------------------------------------------
                                      Frank S. Trumbower, President
                                      1430 Spring Hill Road, Suite 200
                                      McLean, Virginia 22102
                                      Telefax No.:  703-893-0608

                                   Shares of Common Stock:  10,000
                                                          ----------------------

                                   Date of Execution:  8-30-96
                                                     ---------------------------



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